Exhibit 2.1

LLC PURCHASE AGREEMENT

THIS LLC PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of February 28, 2020, by and between: MEDEXUS PHARMA, INC., (“Purchaser”), a Delaware corporation and APTEVO THERAPEUTICS INC. (“Seller”), a Delaware corporation. Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Seller owns all of the issued and outstanding limited liability company interests of Aptevo BioTherapeutics LLC, a Delaware limited liability company (the “Company”).

B. Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the outstanding limited liability company interests of the Company (the “Membership Interests”), all upon the terms and conditions set forth in this Agreement.

C. This Agreement has been approved by the board of directors of Purchaser and of Seller.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Purchase of Membership Interests. At the Closing, upon the terms and subject to the conditions set forth herein, Seller shall cause to be sold, assigned, transferred, conveyed and delivered to Purchaser, and Purchaser will purchase and acquire from Seller, Seller’s right, title and interest in and to all the Membership Interests for the consideration specified in Section 1.2 below.

1.2 Purchase Price.

(a) Upfront Purchase Price. At the Closing, Purchaser shall pay, or cause to be paid, the following amounts:

(i) Indebtedness. On behalf of the Company, Purchaser shall pay or cause to be paid to each holder of Company Indebtedness to be paid at the Closing, by wire transfer of immediately available funds to the account designated by Seller, the portion of the Indebtedness Payoff Amount as shown in the Preliminary Closing Statement applicable to such Person;

(ii) Transaction Expenses. On behalf of the Company, Purchaser shall pay or cause to be paid to each Person identified by Seller, by wire transfer of immediately available funds to the account designated by Seller, the portion of the Transaction Expenses Amount applicable to such Person as shown in the Preliminary Closing Statement;

(iii) Indemnity Escrow Amount. Purchaser shall deposit, or cause to be deposited, the Indemnity Escrow Amount with the Escrow Agent for deposit in the Indemnity Escrow Fund;

(iv) Working Capital Escrow Amount. Purchaser shall deposit, or cause to be deposited, the Working Capital Escrow Amount with the Escrow Agent for deposit in the Working Capital Escrow Fund; and

(v) Estimated Closing Consideration. Purchaser shall pay or cause to be paid to Seller in cash (by wire transfer of immediately available funds to the account designated by Seller at least three (3) Business Days prior to the Closing) the estimated Closing Consideration as shown in the Preliminary Closing Statement.

1.3 Closing. The consummation of the Transactions (the “Closing”) shall take place on a date and at a time to be mutually agreed upon by Purchaser and Seller, which date shall be no later than three (3) Business Days after the satisfaction or waiver of the last of the conditions set forth in Section 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing is held is herein referred to as the “Closing Date.” The Closing will be held at the offices of Cooley LLP, Seattle, Washington, unless another place is agreed to in writing by the parties hereto.

1.4 Withholding. Purchaser, the Company and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as each of Purchaser, the Company and the Escrow Agent is required to deduct or withhold from such consideration under the Code or any provision of other applicable Legal Requirements. To the extent that amounts are so deducted or withheld and properly paid over to the applicable Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.5 Deferred Payments.

(a) As additional consideration for the purchase and sale of the Membership Interests, Purchaser shall pay, within forty-five (45) days after the end of each Deferred Payment Period (other than a Year-End Deferred Payment Period, for which the payment will be made within sixty (60) days after the end of Year-End Deferred Payment Period, subject to an adjustment in the subsequent calendar quarter in the event any discrepancies are uncovered in connection with Purchaser’s internal financial audit) in cash by wire transfer of immediately available funds to the bank account designated by Seller at least three (3) Business Days prior to Closing or such other account as Seller may designate from time to time in accordance with Section 9.9, a payment equal to two percent (2%) of the Net Sales of the Product during such Deferred Payment Period, with such payment increasing to five percent (5%) of the Net Sales commencing with the first Deferred Payment Period beginning after the earlier of completion of the United States pediatric trial for the Product, or June 30, 2022, and to be adjusted pursuant to the terms of Section 1.5(b) below as appropriate (each payment, a “Deferred Payment”). On a country-by-country basis, in the event a Disrupting Event occurs within such country in the first three (3) years following Closing, the Deferred Payment percentage for such country shall be reduced to zero percent (0%) of Net Sales following such Disrupting Event; provided, that the Deferred Payment percentage for such country shall be reset to five percent (5%) with respect to Net Sales after the third anniversary of the Closing, subject to the other provisions of this Section 1.5. For clarity, in the event that the sales price decrease referenced in the definition of “Disrupting Event” is not sustained for three (3) consecutive calendar quarters with respect to a Product in a given country, the Disrupting Event shall be deemed to have not occurred with respect to such Product in such country, and Purchaser shall thereafter remit to Seller in the subsequent calendar quarter the retroactive amount of any Deferred Payment that would have been payable for such Product in such country had the Deferred Payment percentage not been reduced to zero percent (0%) for the applicable period. Deferred Payments shall continue until the earlier of (i) the end of the Deferred Payment Period in which the fifteenth (15th) anniversary of the Closing Date occurs, (ii) such time as Seller has breached any of the Restrictive Covenants, or (iii) subject to the Company’s obligations under Sections 1.5(e) and 1.6(b), the permanent cessation of sales of the Product by the Company as certified by the Chief Financial Officer of the Company (the “Deferred Payment Termination Date”). If a court of competent jurisdiction shall determine that Seller has not breached any of the Restrictive Covenants, then at such time as such determination has become final and nonappealable, the Company shall, in the subsequent calendar quarter, restart the Deferred Payments and within sixty (60) days thereafter remit the retroactive amount of any Deferred Payments that would have been payable for such Product had the Deferred Payments not been stopped.

(b) After Closing, Purchaser shall seek, and Seller hereby agrees to provide such support and assistance as may be reasonably requested by Purchaser, to reach an agreement with the University of North Carolina (“UNC”) and Inspiration Biopharmaceuticals, Inc. (“Inspiration”) to reduce the existing royalty fees payable to UNC and Inspiration by the Company in relation to the Product. In the event the Purchaser is successful and the royalty fee payable to UNC and/or Inspiration by the Company in relation to the Product is decreased (the amount by which such royalty is decreased, the “IXINITY Royalty Decrease”) within one (1) year following Closing, the Deferred Payment percentage of five percent (5%) or two percent (2%), as the case may be, shall be increased by one half (1/2) of the amount of the IXINITY Royalty Decrease. For example, in the event of a one percent (1%) IXINITY Royalty Decrease, the Deferred Payment percentages shall be increased to two and a half percent (2.5%) or five and a half percent (5.5%) of Net Sales, as applicable.

(c) Each quarterly Deferred Payment shall be accompanied by a written notice (the “Deferred Payment Calculation Notice”), containing a summary of the Company’s good faith calculations supporting such payment. Each Deferred Payment made with respect to a Deferred Payment Period ending on a March 31, commencing on March 31, 2021 (each a “Year-End Deferred Payment Period”) shall also be accompanied by Deferred Payment calculation certificate (a “Deferred Payment Calculation Certificate”), from the Company’s Chief Financial Officer, certifying to the Company’s good faith calculations of the Net Sales and the components thereof for the Deferred Payment being made and the three preceding Deferred Payments (collectively, the “Subject Deferred Payments,” provided that in the case of the first Year-End Deferred Payment Period, the Subject Deferred Payments and related information shall include all preceding Deferred Payments), along with reasonable supporting documentation, and the calculation (the “Year-End Deferred Payment Calculation”) of such resulting Deferred Payments with such adjustments to the last Subject Deferred Payment, if any, as are necessary to correct the Subject Deferred Payments already made (as adjusted, the “Year-End Deferred Payment”). For clarity, the Deferred Payments do not constitute royalty payments; rather, they constitute deferred payments for the purchase and sale of the Membership Interests.

(d) From the time the Year-End Deferred Payment is made with respect to a Year-End Deferred Payment Period, until such time as the calculation of such Year-End Deferred Payment is final and binding on the parties pursuant to this Section 1.5(d), the Purchaser will cause the Company to and its Representatives will, upon the Seller’s request, (i) make themselves available to discuss with the Seller and its Representatives the Subject Deferred Payments, the adjustments and the calculation thereof, (ii) provide the Seller and its Representatives copies of, and access upon reasonable notice at all reasonable times during normal business hours to, subject to the Seller’s entrance into a customary confidentiality agreement with the Company’s Representatives (if required thereby), the work papers and supporting records of the Company and its Representatives so as to allow the Seller and its Representatives to become informed concerning all matters relating to the calculation of the Subject Deferred Payments and the accounting procedures, methodologies, tests and approaches used in connection therewith.

(i) Within thirty (30) days after delivery of the Deferred Payment Calculation Certificate with respect to a Year-End Deferred Payment Period, the Seller will either:

(1) agree in writing with the Year-End Deferred Payment Calculations provided for each of the Subject Deferred Payments, in which case the Subject Deferred Payments, as adjusted by the Year-End Deferred Payment and set forth in the Deferred Payment Calculation Certificate will be final, binding, conclusive and non-appealable on the parties; or

(2) dispute the Year-End Deferred Payment Calculation for one (1) or more of the Subject Deferred Payments by delivering to the Company a written notice (a “Deferred Payment Calculation Dispute Notice”) setting forth in reasonable detail the basis for and the amount of (to the extent known), any dispute with respect to the Year-End Deferred Payment Calculations (each disputed item, a “Disputed Calculation”) and certifying that all such Disputed Calculations are being disputed in good faith.

(ii) If the Seller fails to take either of the foregoing actions within thirty (30) days after delivery of the Deferred Payment Calculation Certificate with respect to a Year-End Deferred Payment Period, then the Seller will be deemed to have irrevocably accepted the Year-End Deferred Payment Calculations and the resulting Subject Deferred Payments as adjusted by the Year-End Deferred Payment, in which case, each of the Year-End Deferred Payment Calculations and resulting Subject Deferred Payments will be final, binding, conclusive and non-appealable on the parties.

(iii) If the Seller timely delivers a Deferred Payment Calculation Dispute Notice to the Company, then the Company and the Seller will attempt in good faith, for a period of thirty (30) days, to agree on the Disputed Calculations. Any resolution by the Company and the Seller during such thirty (30) day period as to any Disputed Calculations will be final, binding, conclusive and non-appealable on the parties. If the Company and the Seller do not resolve all Disputed Calculations by the end of thirty (30) days after the date of delivery of the Deferred Payment Calculation Dispute Notice, then the Company and the Seller will submit the remaining Disputed Calculations to the Independent Accounting Firm for resolution. The Independent Accounting Firm will act as an arbitrator to determine, based solely on presentations or discussions with or by the Company and the Seller and any materials submitted by either party, in all cases in accordance with this Section 1.5(d), and not by independent review, only those Disputed Calculations still in dispute with respect to the Deferred Payment Calculation Certificate; provided, that in its determination of any Disputed Calculations, the Independent Accounting Firm may not assign a value to such item that is greater than the greatest value for such item claimed by the Company or the Seller or less than the lowest value for such item claimed by the Company or the Seller. The Company and the Seller will instruct the Independent Accounting Firm to render its determination with respect to the Disputed Calculations in a written report that specifies the conclusions of the Independent Accounting Firm as to each Disputed Calculation and each resulting Year-End Deferred Payment Calculation within the later of thirty (30) days after referral of the items to such firm or ten (10) days after completion of the parties’ presentations and submission of relevant materials to the Independent Accounting Firm. In resolving the Disputed Calculations, the Independent Accounting Firm will apply the provisions of this Agreement concerning determination of the amounts set forth in the Deferred Payment Calculation Certificate and the decision of the Independent Accounting Firm will be solely based on (i) whether such Disputed Calculations were prepared in accordance with the guidelines set forth in this Agreement concerning determination of the amounts set forth therein and (ii) whether the Disputed Calculations contain a mathematical or clerical error. The Independent Accounting Firm shall not engage in any ex parte communication with any of the parties in connection with or otherwise related to its services hereunder. The parties will cooperate with the Independent Accounting Firm during the term of its engagement. The Independent Accounting Firm’s determination of the Year-End Deferred Payment Calculations as set forth in its report will be final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. The fees and expenses of the Independent Accounting Firm will be allocated between the Company and the Seller based upon the percentage which the portion of the contested amount submitted to the Independent Accounting Firm not awarded to each such party bears to the amount actually contested by such party. For example, if the Seller claims the collective value of the Disputed Calculations is $1,000 greater than the amount determined by Company, and the Company contests only $500 of the amount claimed by the Seller, and if the Independent Accounting Firm ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the Independent Accounting Firm’s fees and expenses shall be allocated 60% (i.e. 300/500) to Company and 40% (i.e. 200/500) to the Seller.

(iv) For purposes of complying with this Section 1.5, the Company and the Seller will furnish to each other and to the Independent Accounting Firm such work papers and other documents and information relating to the Disputed Calculations as the Independent Accounting Firm may request and are available to that party (or its independent public accountants) and will be afforded the opportunity to present to the Independent Accounting Firm any material related to the Disputed Calculations and to discuss the items with the Independent Accounting Firm.

(e) Purchaser agrees that at all times from the date of Closing through the Deferred Payment Termination Date, it will, and will cause the Company to, use commercially reasonable efforts to commercialize the Product in the ordinary course of business in good faith. For purposes of this Section 1.5(e) and Section 1.6(b), “commercially reasonable efforts” shall mean commercially reasonable efforts and use of resources that are of a substantially similar level of effort and use of resources that a biopharmaceutical company that is similarly capitalized to the Purchaser, has management experience in the relevant field, has access to other expertise necessary to market and promote the relevant product, and is otherwise of size and resources substantially similar to those of the Purchaser, typically exercises with respect to the commercialization of products of similar commercial potential at a similar stage in their development or product lifecycle to that of the relevant Product, taking into account all relevant factors at the time such efforts are expended, which may include, as applicable, efficacy, safety, the competitiveness of products in the marketplace, the patent and other proprietary position of the Product, and the commercial potential of the Product and related profits or lack thereof. However, Purchaser and the Company shall, so long as Purchaser uses and causes the Company to use commercially reasonable efforts to commercialize the Product, each have the right in their sole discretion to determine the terms and conditions of any and all sales by the Company and its Affiliates and whether to enter into or continue any and all Contracts with the Company or its Affiliates. Seller acknowledges that Purchaser and the Company are each entitled to conduct the operations of the Company’s business in a manner that is in the best interests of the equity holders of the Company and Purchaser and shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the Company’s business and to take or refrain from taking any action with respect thereto. Purchaser expressly disclaims (for itself and, after the Closing, on behalf of the Company) any, and Seller acknowledges, on its own behalf, that Purchaser, the Company and their respective Affiliates have no obligation (except to use the commercially reasonable efforts to commercialize the Product as set forth in this Section), express or implied, passive or active, to take or omit to take actions towards achieving or maximizing the Net Sales (or any component thereof) for purposes of this Section 1.5, Section 1.6, or otherwise.

(f) Notwithstanding anything to the contrary in this Agreement, and without prejudice to any other right or remedy it has or may have, Purchaser may, without prior notice to Seller, set off or recoup any Deferred Payment it owes to Seller, against any liability with respect to Damages against which Purchaser or its Affiliates are indemnified by Seller under Section 6.2, claims based upon Seller’s fraud or amounts due to Purchaser for the Shortfall Amounts in excess of the Working Capital Escrow Fund pursuant to Section 1.7 for which Seller is determined to be liable to Purchaser or its Affiliates hereunder.

1.6 Milestone Payments.

(a) As additional consideration for the purchase and sale of the Membership Interests, Purchaser shall pay to Seller, in cash by wire transfer of immediately available funds to the bank account designated by Seller at least three (3) Business Days prior to Closing or such other account as Seller may designate from time to time in accordance with Section 9.9, the amounts set forth in clauses (i) through (iii) below upon the achievement by Purchaser of the events set forth in such clauses (each payment, a “Milestone Payment”). For clarity, the Milestone Payments constitute deferred payments for the purchase and sale of the Membership Interests. The obligation to pay a Milestone Payment upon occurrence of an event shall terminate if the applicable event has not occurred prior to the Deferred Payment Termination Date.

(i) Within forty-five (45) days after the date the Company receives a Notice of Compliance for the Product from Health Canada pursuant to section C.08.004(1)(a) of the Food and Drugs Act of Canada, Purchaser shall pay Seller a Milestone Payment of one million dollars ($1,000,000);

(ii) Within forty-five (45) days after the date the Company receives the applicable regulatory approval from the appropriate Governmental Body in each of Germany, France, the United Kingdom, Spain, and Italy, allowing the Company to market the Product in that country, Purchaser shall pay Seller a Milestone Payment of one million dollars ($1,000,000) (such one million dollar ($1,000,000) payment to be made with respect to each of the five (5) countries in which such approval is obtained, for a maximum payment of five million dollars ($5,000,000)); and

(iii) Within sixty (60) days after the end of the first fiscal year of the Company following the Closing (which fiscal year will be revised to end on March 31 to coincide with Purchaser’s fiscal year end) in which worldwide Net Sales for that fiscal year meet or exceed an amount of one hundred and twenty million dollars ($120,000,000), Purchaser shall pay Seller a Milestone Payment of five million dollars ($5,000,000) (the “Milestone Sales Payment”). With respect to the Milestone Sales Payment:

(1) On or before the ninetieth (90th) day following the end of each fiscal year of the Company commencing March 31, 2021, Purchaser shall provide to Seller a written notice (a “Milestone Sales Calculation Notice”), certified by the Company’s Chief Financial Officer, containing the Company’s good faith calculations of the Net Sales and the components thereof for the previous fiscal year, along with reasonable supporting documentation. Each Milestone Sales Calculation Notice shall also state either that (a) the Net Sales meet or exceed one hundred and twenty million dollars ($120,000,000) and as such, the Milestone Sales Payment is payable to Seller or (b) the Net Sales do not meet or exceed one hundred and twenty million dollars ($120,000,000) and as such, the Milestone Sales Payment to Seller is not then payable to Seller.

(2) From the time of receipt of the Milestone Sales Calculation Notice by the Seller until such time as the determination of whether the Milestone Sales Payment is payable by the Company is final and binding on the parties pursuant to this Section 1.6(a), the Purchaser will cause the Company and its Representatives to, upon the Seller’s request upon reasonable notice at reasonable times during normal business hours, (i) make themselves available to discuss with the Seller and its Representatives the Net Sales calculation and the components thereof and (ii) provide the Seller and its Representatives copies of, and access to, subject to the Seller’s entrance into a customary confidentiality agreement with the Company’s Representatives (if required thereby), the work papers and supporting records of the Company and its Representatives so as to allow the Seller and its Representatives to become informed concerning those matters used in or which impact the calculation of Net Sales and the accounting procedures, methodologies, tests and approaches used in connection therewith.

(3) Within thirty (30) days following Seller’s receipt of a Milestone Sales Calculation Notice stating that the Milestone Sales Payment is not then payable to Seller, Seller may dispute the statement that the Milestone Sales Payment is not payable (the “Milestone Sales Dispute Notice”) setting forth in reasonable detail the basis for the dispute, and certifying that such statement is being disputed in good faith. If Seller fails to timely deliver a Milestone Sales Dispute Notice, then Seller will be deemed to have irrevocably accepted the Purchaser’s statement that the Milestone Sales Payment is not then payable to Seller, in which case, such statement will be final, binding, conclusive and non-appealable on the parties. If Seller timely delivers a Milestone Sales Dispute Notice to the Company, then the Company and the Seller will attempt in good faith, for a period of thirty (30) days, to agree on whether the Milestone Sales Payment is then payable by Purchaser. Any resolution by the Company and the Seller during such thirty (30) day period as to the dispute will be final, binding, conclusive and non-appealable on the parties. If the Company and the Seller do not resolve such dispute by the end of thirty (30) days after the date of delivery of the Milestone Sales Dispute Notice, then the Company and the Seller will submit the dispute as to whether Net Sales met or exceeded one hundred twenty million dollars ($120,000,000) to the Independent Accounting Firm for resolution. The Independent Accounting Firm will act as an arbitrator to determine, based solely on presentations or discussions with or by the Company and the Seller and any materials submitted by either party in all cases in accordance with this Section 1.6(a), and not by independent review, the dispute. The Company and the Seller will instruct the Independent Accounting Firm to render its determination with respect to the dispute in a written report that specifies the conclusions of the Independent Accounting Firm within the later of thirty (30) days after referral of the items to such firm or ten (10) days after completion of the parties’ presentations and submission of relevant materials to the Independent Accounting Firm. The Independent Accounting Firm shall not engage in any ex parte communication with any of the parties in connection with or otherwise related to its services hereunder. The parties will cooperate with the Independent Accounting Firm during the term of its engagement. The Independent Accounting Firm’s determination as set forth in its report will be final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. In the event the Independent Accounting Firm agrees with the Purchaser’s conclusion that Net Sales did not meet or exceed one hundred twenty million dollars ($120,000,000), the fees and expenses of the Independent Accounting Firm will be borne by the Seller. In the event that the Independent Accounting Firm determines that Net Sales did meet or exceed one hundred and twenty million dollars ($120,000,000), the fees and expenses of the Independent Accounting Firm will be borne by the Purchaser.

(b) Purchaser agrees that at all times from the date of Closing through the Deferred Payment Termination Date, it will, and will cause the Company to, use commercially reasonable efforts to commercialize the Product in the ordinary course of business in good faith. For purposes of this Section 1.6(b), “commercially reasonable efforts” shall have the meaning set forth in Section 1.5(e). However, Purchaser and the Company shall, so long as Purchaser uses and causes the Company to use commercially reasonable efforts to commercialize the Product, each have the right in their sole discretion to determine (i) the terms and conditions of any and all sales by the Company and its Affiliates and whether to enter into or continue any and all Contracts with the Company or its Affiliates and (ii) whether to apply for, pursue or continue to pursue the receipt of any Governmental Authorization to market the Product in any country. Seller acknowledges that Purchaser and the Company are each entitled to conduct the operations of the Company’s business in a manner that is in the best interests of the equity holders of the Company and Purchaser and shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the Company’s business and to take or refrain from taking any action with respect thereto. Purchaser expressly disclaims (for itself and, after the Closing, on behalf of the Company) any, and Seller acknowledges, on its own behalf, that Purchaser, the Company and their respective Affiliates have no obligation except to use the commercially reasonable efforts to commercialize the Product as set forth in this Section, express or implied, passive or active, to take or omit to take actions towards achieving or maximizing Net Sales (or any component thereof).

(c) If Purchaser or the Company, or any Affiliate of either Purchaser or the Company sells a Competitive Product from the date of the Closing through the Deferred Payment Termination Date, then Purchaser shall be required to maintain through the Deferred Payment Termination Date a call plan with respect to the Product that is at least as beneficial to the Product, in the aggregate, as the call plan that was in place one (1) year prior to the commencement of sales or marketing of any Competitive Product by Purchaser or the Company, or any Affiliate of either of them (such prior call plan, the “Prior IXINITY Call Plan”). For purposes of this Section 1.6(c), “beneficial” means that, with respect to a given sales call, the Product shall (i) be promoted for at least the same amount of time as the Product was being promoted pursuant to the Prior IXINITY Call Plan, and (ii) be described with the same or equal level of prominence as the Product was being described pursuant to the Prior IXINITY Call Plan. Purchaser shall ensure that all sales representatives of Purchaser or the Company, or any Affiliate of either of them, that are detailing the Product comply with the then-current call plan.

(d) Notwithstanding anything to the contrary in this Agreement, and without prejudice to any other right or remedy it has or may have, Purchaser may, without prior notice to Seller, set off or recoup any Milestone Payment it owes to Seller, against any liability with respect to Damages against which Purchaser or its Affiliates are indemnified by Seller under Section 6.2 or claims based upon Seller’s fraud for which Seller is determined to be liable to Purchaser or its Affiliates hereunder.

1.7 Closing Consideration Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement in the form of Schedule 1.7(a) hereto (the “Preliminary Closing Statement”) setting forth:

(i) The Company’s good faith estimate of the amount of Cash as of the Closing;

(ii) The Company’s good faith estimate of Current Assets and Current Liabilities and of the resulting Net Working Capital as of the Closing;

(iii) The Company’s good faith estimate of the Company Indebtedness as of the Closing and the Indebtedness Payoff Amount, and wire transfer instructions for the accounts to which such Indebtedness Payoff Amount shall be paid;

(iv) The Company’s good faith estimate of the Transaction Expenses Amount, a schedule setting forth each Person to whom Transaction Expenses are owed and the wire transfer instructions for the accounts to which such Transaction Expenses shall be paid; and

(v) The Company’s calculation of the estimated Closing Consideration based on the foregoing estimates, showing, if applicable, such amount both with and without giving effect to the proviso to the definition of the term “Acquisition Consideration.”

Such estimates shall be based on the Company’s books and records and other information then available. Prior to delivery of the Preliminary Closing Statement, Seller will, as reasonably requested by Purchaser, permit Purchaser and its Representatives to consult with Seller with regard to the estimates set forth in the Preliminary Closing Statement, including review of supporting documentation, and shall consider in good faith any comments made by Purchaser.

(b) As soon as practicable following the Closing Date, but in no event later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller (i) a balance sheet of the Company as of the open of business on the Closing Date (the “Closing Date Balance Sheet”) prepared in accordance with GAAP in accordance with the Company’s past practices and consistent with the terms of this Agreement and Schedule 1.7(a) hereto, (ii) the calculation of the amount of Cash as of the Closing and the amount of Company Indebtedness outstanding as of the Closing, (iii) the determination of the Current Assets as of the Closing and the Current Liabilities as of the Closing, and resulting Net Working Capital as of the Closing, (iv) the determination of the Transaction Expenses Amount, and (v) a statement setting forth the determination of the resulting Closing Consideration (the “Closing Statement”).

(c) Seller and the Representatives of Seller shall have the right to review the relevant records, work papers and calculations of Purchaser and the Company related to the Closing Date Balance Sheet, and the determinations and calculations of Cash, Company Indebtedness, Current Assets, Current Liabilities, Net Working Capital, and Transaction Expenses Amount. Seller shall have thirty (30) days after delivery to Seller of the Closing Statement in which to notify Purchaser in writing (such notice, a “Closing Statement Dispute Notice”) of any discrepancy in, or disagreement with, the items reflected on the Closing Statement (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement). If Seller does not deliver a Closing Statement Dispute Notice to Purchaser during such thirty (30) day period, the Closing Statement shall be deemed to be accepted in the form delivered by Purchaser to Seller, and shall be final, binding on, and non-appealable by the Seller. If Purchaser agrees with the adjustment requested by Seller, an appropriate adjustment shall be made thereto. If Purchaser and Seller do not agree, within thirty (30) days after timely delivery of the Closing Statement Dispute Notice, to resolve any discrepancy or disagreement therein, the discrepancy or disagreement shall be submitted for review and final determination by the Independent Accounting Firm. Any further submissions to the Independent Accounting Firm must be written and delivered to the Independent Accounting Firm and to each party to the dispute. The review of the Independent Accounting Firm shall be limited to the discrepancies and disagreements set forth in the Closing Statement Dispute Notice, and the resolution of such discrepancies and disagreements and the determination of the Closing Consideration by the Independent Accounting Firm shall be (i) in writing, (ii) based solely on the written submissions of the Purchaser and the Seller and which each of the Purchaser and the Seller, as applicable, shall concurrently submit to the other party, (iii) made in accordance with GAAP in accordance with the Company’s past practices, (iv) with respect to any specific discrepancy or disagreement, valued no greater than the higher amount calculated for that item by Purchaser or Seller, as the case may be, and no lower than the lower amount calculated for that item by Purchaser or Seller, as the case may be, (v) made as promptly as practical after the submission of such discrepancies and disagreements to the Independent Accounting Firm (and Purchaser and Seller shall direct the Independent Accounting Firm to make such determination no later than thirty (30) days after the date of submission), and (vi) final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. The Independent Accounting Firm shall not engage in any ex parte communication with any of the parties in connection with or otherwise related to its services hereunder. The parties will reasonably cooperate with the Independent Accounting Firm during the term of its engagement.

(d) The terms of appointment and engagement of the Independent Accounting Firm shall be as reasonably agreed upon between Purchaser and Seller. All expenses and fees of the Independent Accounting Firm shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the written submission to the Independent Accounting Firm and will be determined by the Independent Accounting Firm in a manner consistent with such principles concurrently with and as part of its award. For example, if Purchaser claims an amount equals $1,000 and if the Seller contests only $500 of the amount claimed by Purchaser, and if the Independent Accounting Firm ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then the fees and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 300/500) to the Seller and 40% (i.e., 200/500) to the Purchaser.

(e) If the Closing Consideration as finally determined under Section 1.7(c) exceeds the estimated Closing Consideration as set forth in the Preliminary Closing Statement (the “Excess Amount”), then (a) the Purchaser and the Seller shall jointly and promptly (but in any event within two (2) Business Days of such final determination) deliver to the Escrow Agent joint written instructions to pay the full amount then in the Working Capital Escrow Fund to the Seller, and in addition (b) the Excess Amount shall reduce the remaining balance of the Minimum TSA Dollar Amount of credit against fees and expenses under the Transition Services Agreement and, to the extent the Excess Amount exceeds the remaining balance of such Minimum TSA Dollar Amount, Purchaser shall promptly (but in any event within five (5) Business Days of such final determination) pay to the Seller the amount (if any) by which the Closing Consideration, as finally determined under Section 1.7(c), is greater than the sum of the estimated Closing Consideration set forth in the Preliminary Closing Statement plus the remaining balance of the Minimum TSA Dollar Amount, by wire transfer of immediately available funds.

(f) If the Closing Consideration, as finally determined under Section 1.7(c) is less than the estimated Closing Consideration set forth in the Preliminary Closing Statement (such difference, the “Shortfall Amount”), then (a) in the event the Shortfall Amount is less than the balance then in the Working Capital Escrow Fund, the Seller and Purchaser shall promptly (but in any event within two (2) Business Days of such final determination) deliver joint written instructions instructing the Escrow Agent to (i) pay to Purchaser an amount equal to the Shortfall Amount, from the Working Capital Escrow Fund and (ii) distribute the remaining balance in the Working Capital Escrow Fund (the “Excess Working Capital Funds”) to the Seller, except that if a claim has been made by Purchaser against Seller with respect to a breach of a Fundamental Representation under Section 6.2(a) that remains unresolved, then the portion of the Excess Working Capital Funds (not to exceed the amount claimed by Purchaser with respect to such unresolved claim) shall continue to be held in escrow by the Escrow Agent pending receipt by the Escrow Agent of either (x) a written notice jointly executed by Purchaser and Seller or (y) a Final Determination (as defined in the Escrow Agreement) directing the disposition of such funds, or (b) in the event the Shortfall Amount is greater than or equal to the balance then in the Working Capital Escrow Fund, (i) the Seller and Purchaser shall promptly (but in any event within two (2) Business Days of such final determination) deliver joint written instructions instructing the Escrow Agent to pay to Purchaser the entirety of the amount in the Working Capital Escrow Fund, and (ii) Seller shall promptly (but in any event within five (5) Business Days of such final determination) pay to Purchaser the amount (if any) by which the Shortfall Amount is greater than the Working Capital Escrow Amount by wire transfer of immediately available funds. If such payments are not promptly made, Purchaser shall in addition to, and not in lieu of other rights and remedies, have the offset rights as provided in Section 1.5(f).

(g) Any adjustment to the estimated Closing Consideration determined pursuant to this Section 1.7 shall be treated as an adjustment to the Closing Consideration for relevant Tax purposes, except as otherwise required by applicable Legal Requirements.

1.8 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Transactions (including any real property transfer Tax and any other similar Tax) (collectively, “Transfer Taxes”) shall be borne and paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Purchaser shall cooperate with respect thereto as necessary).

1.9 Allocation of Acquisition Consideration. The parties agree that the purchase of the Membership Interests pursuant to this Agreement will be treated for U.S. federal and applicable state income Tax purposes as a purchase of the assets, and assumption of certain liabilities, of the Company. Within one-hundred-eighty (180) days after the Closing Date,

Purchaser shall deliver to Seller a schedule allocating the Acquisition Consideration (including any liabilities of the Company treated as consideration for the assets of the Company for U.S. federal income Tax purposes) (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. The Allocation Schedule shall be deemed final unless Seller notifies Purchaser in writing that Seller objects to one or more items reflected in the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to Seller. In the event of any such objection, Seller and Purchaser shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Purchaser are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days after the delivery of the Allocation Schedule to Seller, such dispute shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne equally by Seller and Purchaser. Seller and Purchaser agree to file their respective Internal Revenue Service Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule and not take any position inconsistent therewith except as otherwise required by final determination (as defined in Section 1313(a) of the Code or corresponding provision of state, local or foreign Legal Requirement) by a Governmental Body.

1.10 Delivery of Consolidating Financial Statements. Not later than April 30, 2020, Seller shall deliver to Purchaser a copy of the consolidating financial statements, showing separately the balance sheet and statement of income of the Company, used in preparation of Seller’s audited consolidated financial statements for the year ended December 31, 2019.

1.11 Further Action. If, at any time after the Closing, any further action is determined by Purchaser to be reasonably necessary to carry out the purposes of this Agreement, the officers and directors of Purchaser and the Company shall be fully authorized to take such action, and the Seller agrees to cooperate with Purchaser as Purchaser may reasonably request in connection therewith. Such further action shall include, but not be limited to, the assignment by the Seller of the Registered IP to Purchaser or its Affiliates, as designated by Purchaser, and the execution and delivery of such documents as may be needed in evidencing such assignment of Registered IP and to provide all documents necessary or customary for and to cooperate as reasonably requested with Purchaser to prosecute and maintain the Registered IP.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller represents and warrants to Purchaser that, except as disclosed in the Disclosure Schedule or in any document referred to in the Disclosure Schedule:

2.1 Due Organization; Organizational Documents.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary company power and authority to conduct its business in the manner in which its business is currently being conducted. The Company does not have any Subsidiaries or own equity interests in any corporation or other entity. The Company has made available copies of the organizational documents of the Company, including all amendments thereto.

(b) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(c) The Company is qualified to do business as a foreign entity under the laws of those jurisdictions shown on Part 2.1(c) of the Disclosure Schedule, which jurisdictions are all jurisdictions where the nature of its business requires such qualification except where the consequences of failure to be qualified would not be material in nature or cost.

2.2 Capitalization, Sufficiency of Assets, Etc.

(a) There are no outstanding equity securities of the Company, other than the Membership Interests, all of which are non-certificated and held of record by Seller. All of the outstanding limited liability company interests (i) have been duly authorized and validly issued, (ii) are free of any Encumbrances, except for Encumbrances described in clause (c) of the definition of the term Permitted Encumbrances, (iii) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the organizational documents of the Company or any agreement to which the Company is a party or by which it is bound, and (iv) are fully paid, without any further obligation to make capital contributions in respect thereof.

(b) Except for the Membership Interests, there is no: (i) outstanding option, warrant or right to acquire from the Company or any other Person any equity securities of the Company; or (ii) outstanding security of the Company that is convertible into any equity securities of the Company.

(c) As of the Closing, the Company’s assets, including, without limitation, all digital, electronic or written records and lab books associated with the Product, whether consisting of tangible assets or intangible assets to which it has good title, and/or of valid and subsisting contract rights, are all of the assets used by the Seller or the Company to conduct the business of the Company in the ordinary course in substantially the manner conducted by the Seller or the Company since December 31, 2018.

2.3 Financial Statements. The Company has made available to Purchaser and set forth on Part 2.3 of the Disclosure Schedule are (a) the unaudited balance sheet of the Company as of December 31, 2018 and the related unaudited statement of income for the year ended December 31, 2018; and (b) the unaudited balance sheet of the Company as of December 31, 2019 (the “Company Balance Sheet”) and the related unaudited statement of income for the year ended December 31, 2019 (the “Balance Sheet Date”) (collectively the “Company Financial Statements”). The Company Financial Statements fairly present in all material respects and in accordance with GAAP the financial condition of the Company as of the dates indicated therein and the results of operations of the Company for the periods indicated therein, except that the Company Financial Statements are subject to year-end audit adjustments which are consistent in nature and amount with historical adjustments and do not contain footnotes.

2.4 Absence of Changes. Between September 30, 2019 and the date of this Agreement, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any event that has had a Company Material Adverse Effect; (b) any acquisition, sale or transfer of any material asset of Company other than in the ordinary course of business; (c) any amendment to the Company’s organizational documents or (d) any action or event which, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of Section 4.1.

2.5 Absence of Undisclosed Liabilities.

(a) The Company has no obligations or liabilities of any nature (matured or unmatured, fixed or contingent) of the type required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP other than: (a) those set forth or adequately provided for in the Company Balance Sheet; (b) those incurred in the ordinary course of business since the Balance Sheet Date (and which are a not the result of a breach or default of any Contract); and (c) liabilities under or incurred in connection with this Agreement and the Transactions.

(b) Without limiting the generality of Section 2.5(a), the Company will not have any liability from and after the Closing Date arising pursuant to or as a result of (1) the Separation and Distribution Agreement by and between Emergent BioSolutions Inc. and Aptevo Therapeutics Inc. dated July 29, 2016, or (2) the LLC Purchase Agreement by and between Saol International Limited, Aptevo BioTherapeutics, LLC, Aptevo Therapeutics Inc., and Venus BioTherapeutics Sub LLC, dated August 31, 2017, including as a result of any obligation of the Company to indemnify any Person thereunder, provided that clause (b)(1) above shall not apply to liabilities expressly assigned to and assumed by the Company (and not by Seller or any other subsidiary of Seller) pursuant to the applicable Emergent Transfer Documents (as defined in the foregoing Separation and Distribution Agreement) listed on Part 2.5(b) of the Disclosure Schedule.

2.6 Tangible Personal Property.

(a) The Company has good title to all of the material items of tangible personal property reflected on the Company Balance Sheet as owned by the Company, except for assets disposed of since the Balance Sheet Date, and all tangible personal property owned by the Company, is owned free and clear of all Encumbrances, except for: (a) liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and other similar liens with respect to amounts that are not yet delinquent or that are being contested in good faith, (b) liens securing rental payments under capital lease or equipment lease arrangements, (c) restrictions on the transferability of securities arising under applicable securities Legal Requirements, (d) restrictions arising under applicable Legal Requirements, including building, zoning and other land use Legal Requirements, (e) defects, easements, variances, rights of way, restrictions, covenants, claims, subleases or similar items that do not, individually or in the aggregate, have a material adverse effect on the present use or occupancy of the real property subject thereto, (f) liens that affect the underlying fee interest in any leased real property, and (g) liens for Taxes not yet due and payable or being contested in good faith ((a) through (g) together, “Permitted Encumbrances”). The tangible personal property of the Company is in good repair and working order and not in need of maintenance or repair, except for ordinary, routine maintenance and repairs that are immaterial in nature or cost.

(b) All of the Inventory included as a Current Asset is located at the locations set forth in Part 2.6(b) of the Disclosure Schedule. All Seller-Released Inventory complies with the relevant specifications therefore and has been manufactured, handled, maintained, packaged and stored by Seller and the Company and by any third party manufacturer, at all times in accordance and in compliance with all applicable specifications and Legal Requirements, and is in quantities usable and salable in the ordinary course of business consistent with past practice except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established in the Company Financial Statements.

(c) All accounts receivable, notes receivable and other receivables of the Company have arisen from bona fide transactions and are collectible in the ordinary course of business consistent with past practice.

2.7 Real Property. The Company does not own any real property.

2.8 Intellectual Property.

(a) Registered IP. Part 2.8(a) of the Disclosure Schedule identifies each item of Registered IP in which the Company has an ownership interest of any nature (whether solely or jointly with another Person) including:

(i) all Patents included in such Registered IP, including a listing of the country of filing, owner, filing number, date of issue or filing, current expiration date and title of such Patent;

(ii) all registered trademarks and applications for registration of trademarks included in such Registered IP, including a listing of the country of filing, description of goods or services, registration or application number and date of issue or registration;

(iii) all registered copyrights and applications for registration of copyrights included in such Registered IP used by the Company, including a listing of the country of filing, owner, filing number, date of issue or registration and expiration date;

(iv) all filings required to be made with any Governmental Body as of the Closing, based on all information reported to Seller or the Company by agents responsible for maintaining such Registered IP, with respect to each item of Registered IP in order to maintain or renew the Registered IP during the twelve (12) month period following the Closing; and

(v) all internet domain names related to the Product, including a listing of their URLs.

(b) Inbound Licenses and Rights. Part 2.8(b) of the Disclosure Schedule identifies: (i) each material Contract pursuant to which any Intellectual Property is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company or pursuant to which the Company has otherwise received or acquired any right in Intellectual Property, in all cases, relating to the Product, whether or not currently exercisable and including a right to receive a license (other than: (A) employee agreements, consulting or independent contractor agreements and the Company Significant Contracts which are clinical trial agreements, material transfer agreements, master service agreements or research agreements; and (B) non-exclusive “off the shelf” licenses to third-party Computer Software); (ii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive; and (iii) each item of Registered IP within exclusively licensed Company Licensed IP, providing the information set forth in clauses (i) to (iv) of Section 2.8(a) with respect to such Registered IP.

(c) Outbound Licenses. Part 2.8(c) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted by, or on behalf of, the Company or the Seller, any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP relating to the Product (other than any Contract with independent contractors performing work for the Company in the ordinary course of business and which does not grant any continuing rights to such contractor to any Company IP). The Company is not bound by any Contract containing any covenant or other provision that limits or restricts in any material manner the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world in connection with the conduct of its business as currently conducted, other than as expressly provided in the provisions of a Contract listed (with a specific reference to this last sentence of Section 2.8(c)) in Part 2.8(b) or Part 2.8(c) of the Disclosure Schedule.

(d) Standard Form IP Contracts. The Company has made available to Purchaser a complete and accurate copy of each standard form of Company IP Contract used by the Company, including, if applicable, each standard form of non-competition/non-solicitation agreement. All present and former employees and/or independent contractors of the Company and all other employees and/or independent contractors of the Seller or any Affiliates thereof who are engaged in the development or maintenance of Intellectual Property or other confidential information, other than those Persons identified on Part 2.8(d) of the Disclosure Schedule, has signed such an agreement.

(e) Ownership. The Company is the owner of all right, title and interest to and in the Company IP (other than any Registered IP listed in Part 2.8(a) of the Disclosure Schedule which is co-owned by any other Person, provided that such ownership has been accurately described in Part 2.8(a) of the Disclosure Schedule), free and clear of any Encumbrances (other than licenses and other rights granted pursuant to the Contracts listed in Part 2.8(c) of the Disclosure Schedule). For any Company IP that is co-owned, other than as set forth in Part 2.8(e) of the Disclosure Schedule, the Company has the exclusive rights to the co-owned Company IP. Neither Company nor Seller has received, nor to the Knowledge of Seller and the Company has there been, any written notice that any third party claims any ownership in any Company IP (other than co-owners of record). Other than with respect to the specific matters disclosed in Part 2.8(e) of the Disclosure Schedule, the Company has not committed any material breach or material default under any Company IP Contract, and, to the Knowledge of the Company and Seller, no other party is in material breach or in material default under any such Contract. To the Knowledge of the Company and the Seller, the Company Licensed IP is owned by the licensor and the licensor has not received any written notice that any third party claims any ownership in the Company Licensed IP.

(f) Valid and Enforceable. Other than as set forth in Part 2.8(f) of the Disclosure Schedule, neither Seller nor the Company has received any written claims, and to the Knowledge of Seller and the Company, there have been no written claims, alleging that the Company IP or Company Licensed IP is not valid, subsisting and enforceable (other than from a Government Patent or Trademark Office in the course of ex parte patent prosecution before patent issuance). To the Knowledge of the Company and Seller, the Company IP and Company Licensed IP are valid, subsisting and enforceable. To the Knowledge of the Company and Seller, the Registered IP within Company IP is in force and all fees have been paid and any other actions taken as required to maintain the Company IP. To the Knowledge of the Company and Seller, all Registered IP within Company Licensed IP is in force and is valid, subsisting and enforceable.

(g) Protection of Confidentiality. The Company has used reasonable efforts to prevent disclosure of its confidential information. Each current and former employee and independent contractor of, and consultant to, the Company or the Seller who has participated in the development of Company IP has entered into a Contract pursuant to which such employee, independent contractor or consultant has assigned or assigns to the Company all rights and interest in Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company, except where such rights would be vested in the Company by operation of law. Copies as well as a list of all such Contracts have been provided to Purchaser.

(h) No Third-Party Infringement of Company IP. To the Knowledge of the Company and Seller, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP or Company Licensed IP.

(i) No Infringement of Third-Party IP. Neither the Company nor Seller has received any written notice from any Person alleging that it is infringing or misappropriating or otherwise violating any Intellectual Property of such Person, and to the Knowledge of the Company and Seller, the Company is not infringing or misappropriating or otherwise violating the Intellectual Property of any Person. The Company has not received any written notice that FDA has received a 351(k) application referencing the Product.

(j) Privacy and Data Protection. With respect to the business of the Company, each of the Seller and the Company has implemented reasonable disclosures, policies and procedures with respect to the collection, use, disclosure, and storage of personally identifiable information that comply in all material respects with applicable Legal Requirements. Other than as set forth in Part 2.8(j) of the Disclosure Schedule, with respect to the business of the Company, neither the Seller nor the Company is a party to or the subject of any pending Proceeding that alleges that it has violated any such Legal Requirements. With respect to the business of the Company, neither Seller nor the Company has Knowledge of any information security breach of its systems that would require it (under applicable statutes or regulations) to notify any individuals.

(k) Effects on the Transactions. Neither the execution, delivery or performance of this Agreement or any other agreements executed in connection with the Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Company IP or Company Licensed IP; (ii) the release, disclosure or delivery of any Company IP or Company Licensed IP by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or Company Licensed IP; (iv) by the terms of any Company Contract, a reduction of any royalties or other payments the Company would otherwise be entitled to with respect to any Company IP or Company Licensed IP; or (v) by the terms of any Company Contract, an increase in any royalty or other payments the Company would otherwise be required to make under such Company Contract.

(l) Adequacy of Intellectual Property. There is no Intellectual Property owned by any third party that (i) is required by the Company to conduct its business as currently conducted and (ii) the Company is not currently authorized to use.

(m) Adequacy of IT Systems. The IT Systems are, as a whole, adequate and sufficient, and in good working condition to effectively perform all information technology operations necessary, for the conduct of the business of the Company as currently conducted and the accurate and complete collection, maintenance and transfer to Purchaser of all information and data with respect thereto. The Company has not experienced within the past twelve (12) months any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency on the part of the IT Systems.

2.9 Contracts.

(a) Part 2.9(a) of the Disclosure Schedule identifies each Company Significant Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Significant Contract” shall mean a legally binding, executory Contract to which the Company is a party or is subject:

(i) under which future expenditures to be made by the Company in the current fiscal year exceed $50,000 (excluding any amounts paid or advanced on behalf of and to be reimbursed by a third party);

(ii) those listed in Part 2.8(b) of the Disclosure Schedule and any other Contract, pursuant to which the Company has licensed from any third party any material patent, trademark registration, service mark registration, trade name or copyright registration, other than any nonexclusive license that is available to the public generally;

(iii) granting exclusive rights to any third party to any material Patents, trademark registrations, service mark registrations, trade names or copyright registrations owned by the Company;

(iv) evidencing or relating to any Company Indebtedness;

(v) creating any partnership or joint venture between the Company and any third party or providing for any sharing of material profits or losses by the Company with any third party;

(vi) any agreements for the distribution of the Company’s Product;

(vii) containing covenants materially limiting the freedom of the Company to compete in any line of business related to any pharmaceutical product or with any third party or any geographic area;

(viii) that provides for the supply to the Company or manufacture of the Product or any component parts of the Product to the Company, including pharmaceutical products, syringes, labeling or packaging services;

(ix) provides for inspection or audit of facilities involved in the manufacture, handling or distribution of the Product;

(x) that constitutes a lease agreement of real property;

(xi) any bonus, pension, employee profit sharing, retirement or other form of deferred compensation plan or which creates any obligation for the Company for any equity award agreement or other non-cash compensation payment to any employee or other Person, or for an increase described by Section 4.1(g) of this Agreement;

(xii) all Affiliate Agreements;

(xiii) providing for the purchase by the Company of advertising or marketing services of $25,000 or more during any future twelve (12) month period; and

(xiv) evidencing the employment of any officer, individual employee or other person on a full-time or consulting basis providing for base salary compensation in excess of $150,000 per annum.

(b) The Company has made available to Purchaser or Purchaser’s legal or financial advisor a copy of each Company Significant Contract. Each Company Significant Contract is in full force and effect and constitutes a legal, valid and binding agreement of the Company in accordance with its terms. The Company is not currently in material breach or material default under any Contract to which the Company is a party, and, since August 1, 2016, the Company has not committed any breach or default under any Contract to which the Company is a party, and, to the Knowledge of the Company and Seller, no other party is in breach or in default under any Contract to which the Company is a party. In each instance where the execution and delivery of this Agreement by Seller or the consummation by Seller of the Transactions, will result in a termination, or a violation by Seller or the Company of, or give any Person the right to terminate, a Company Significant Contract, increase any obligations or decrease any rights of the Company, or require the consent of a third party or Governmental Body, such Company Significant Contract is listed in Part 2.9(b) of the Disclosure Schedule.

2.10 Compliance with Laws. The Company is in compliance in all material respects with all applicable Legal Requirements with which compliance is necessary for the operation of the business of the Company as currently conducted. Since August 1, 2016, neither the Company nor the Seller has received any notice of noncompliance, or inquiry regarding potential noncompliance, with any Legal Requirements from any Governmental Body with respect thereto.

2.11 Permits. The Company holds all material permits, approvals, licenses and registrations from U.S. federal, state and local as well as foreign governmental authorities that are necessary for the conduct of its business as currently conducted. All such permits, approvals, licenses and registrations are valid and in full force and effect, and are listed in Part 2.11 or Part 2.14(a) of the Disclosure Schedule.

2.12 Tax Matters.

(a) Each of the Tax Returns required to be filed by the Company with any Governmental Body on or before the Closing Date: (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii) has been prepared in all material respects in compliance with applicable Legal Requirements. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid. All Taxes that the Company has been required to collect or withhold in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly collected or withheld and paid over to the proper Governmental Body. There is no outstanding extension or request for any extension of time for the Company to file any Tax Returns. The unpaid Taxes of the Company (i) do not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the face of the latest Company Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company in filing its Tax Returns.

(b) All deficiency assessments made as a result of any examination by any Tax authority of the Tax Returns of or covering or including the Company have been fully paid, and there are no audits or investigations by any Tax authority in progress with respect to the Company, nor has the Company received any written or, to the Company’s or Seller’s Knowledge, verbal notice from any Tax authority that it intends to conduct such an audit or investigation. No issue has been raised by a federal, state, local or foreign Tax authority in any prior examination of the Company which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period of the Company.

(c) No waiver or agreement by the Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no power of attorney or similar authorization with respect to any such Taxes has been executed or filed with any Governmental Body that remains in force beyond the date hereof.

(d) The Company has not received from any Governmental Body in a jurisdiction where Company has not filed any Tax Return any written claim that the Company is subject to taxation by that jurisdiction nor to the Company’s or Seller’s Knowledge, is any such assertion threatened. The Company has not been notified (either in writing or, to the Knowledge of Seller and the Company, verbally) by any Governmental Body regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company which was not settled or paid. To the Knowledge of Seller and the Company, the Company does not have nexus and is not required to file Tax Returns in any jurisdiction where it does not file Tax Returns.

(e) There are no liens for Taxes on any asset of the Company other than liens for Taxes not yet due and delinquent.

(f) The Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes (other than customary indemnification or reimbursements provisions in loans, leases or other commercial agreements entered into in the ordinary course of business, the primary purpose of which is not related to Taxes). The Company has no liability for the Taxes of any third party as a transferee or successor.

(g) The Company has not been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any comparable provision of state, local or foreign Legal Requirements other than an affiliated group the common parent of which is Seller.

(h) The Company has been a domestic single member limited liability company since its formation and has never made an election to be treated as a corporation for U.S. federal income tax purposes.

(i) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) change in method of accounting for a Pre-Closing Period; (ii) use of an improper method of accounting for a Pre-Closing Tax Period; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Legal Requirement) executed prior to the Closing; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or under any similar provision of state, local or foreign Legal Requirement); (v) installment sale or open transaction disposition made on or prior to the Closing; or (vi) prepaid amount received on or prior to the Closing.

(j) The Company has properly and timely documented its transfer pricing methodology in compliance in all material respects with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Legal Requirement). The Company is not a party to any advance pricing agreement or any similar agreement or arrangement with any Governmental Body.

(k) The Company has not participated in or been party to any “reportable transaction” within the meaning of Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4(b) (or under any similar provision of state, local or foreign Legal Requirement).

(l) The Company has no liability under any unclaimed property, escheat or similar Legal Requirement.

(m) The Company is not the beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or Contract with any Governmental Body.

(n) The Company has not received or been the subject of, or requested, any written ruling relating to Taxes from a Governmental Body, and the Company has not entered into a Contract related to Taxes with a Governmental Body that would have continuing effect after the Closing Date.

(o) The Company has never had a permanent establishment (within the meaning of any applicable Tax treaty) or an office or fixed place of business in a country other than the country in which the Company is organized.

(p) The Company has provided Purchaser complete and correct copies of all federal, state, local and foreign income and franchise Tax Returns of the Company, audit or examination reports, and statements of deficiencies assessed against or agreed to by the Company, filed or received with respect to the Company for any taxable period beginning after December 31, 2014.

(q) This Section 2.12 constitutes the exclusive representations and warranties of the Company with respect to Taxes and any claim for breach of representation with respect to Taxes shall be based on the representations made in this Section 2.12 and shall not be based on the representations set forth in any other provision of this Agreement. Notwithstanding anything to the contrary in this Section 2.12, the Company makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits or other Tax attributes that it may have.

2.13 Employee and Labor Matters; Benefit Plans.

(a) All employees of the Company are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than as required under applicable Legal Requirements or under the Employee Benefit Plans. The Company’s relationships with all individuals who act on their own as contractors or other service providers to Company can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. As of the date of this Agreement, no employee is on disability or other leave of absence.

(b) The Company has made available to Purchaser copies of all employee manuals, handbooks and policy statements relating to the employment of the current employees of the Company in effect as of the date of this Agreement.

(c) Part 2.13(c) of the Disclosure Schedule sets forth a complete and correct list of all current employees of the Company by: name; title or position; status (part-time, full-time, exempt, non-exempt, etc.); whether paid on a salaried, hourly or other basis; current base salary or wage rate; current target bonus; start date; service reference date (if different from the start date); work location (city and state); vacation entitlement formula, if any; amount of accrued but unused vacation; amount of any flexible spending account; and an indication of whether or not such employee is on leave of absence. Part 2.13(c) of the Disclosure Schedule sets forth a complete and correct list of all current independent contractors of the Company and all “leased employees” (as such term is defined in Section 414(n) of the Code) of the Company by: project, job position or function; work location (city and state); hourly pay rate, fee structure or other compensatory arrangement; hire or contracted date; regular hours per work week, as applicable; term of engagement; and total amount paid by the Company to such Person in 2019 as well as all equity or equity-based awards ever granted by the Company or Seller to such Person. The Company shall update Part 2.13(c) of the Disclosure Schedule from time to time and as of the Closing Date.

(d) The Company is not delinquent in any payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company. The Company does not have any Contract, plan or program requiring the payment of severance compensation in connection with the termination of employment of its employees except as set forth in Part 2.13(d) of the Disclosure Schedule, which sets forth the name of each employee who would be entitled to such compensation and the amount payable to such employee thereunder if such termination occurred as of the Closing Date. There are no material grievances, complaints or charges pending against the Company under any dispute resolution procedure. No collective bargaining agreements to which the Company is a party are in effect, have been in effect within the past one (1) year, or are currently being negotiated by the Company.

(e) All employee benefit plans (other than offer letters that provide for at-will employment and do not contain severance, change in control bonus, retention bonus or vesting acceleration provisions) including all equity award agreements currently maintained by the Company for its employees are listed in Part 2.13(e) of the Disclosure Schedule (the “Employee Benefit Plans”). Each Employee Benefit Plan has been established and administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and other applicable Legal Requirements. Except as set forth in Part 2.13(e) of the Disclosure Schedule:

(i) copies of all Employee Benefit Plans have been made available to Purchaser or Purchaser’s legal advisor;

(ii) no Employee Benefit Plan, and no trustee or administrator thereof, has engaged in any material breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject such Employee Benefit Plan or trustee or administrator thereof to a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code;

(iii) no Employee Benefit Plan is or has within the last six (6) years been subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA;

(iv) each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS that such Employee Benefit Plan is a “qualified plan” under Section 401(a) of the Code, and the related trusts are exempt from Tax under Section 501(a) of the Code or may rely upon an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance;

(v) with respect to each Employee Benefit Plan, all required contributions have been made or properly accrued on the Company’s financial statements; and

(vi) the Company does not have any liability under any Employee Benefit Plan or other Contract to provide medical or death benefits with respect to employees of the Company beyond their termination of employment (other than coverage mandated by law or regulation), and there are no reserve assets, surplus or prepaid premiums under any such Employee Benefit Plan.

(f) The Company has no obligation to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(g) Part 2.13(g) of the Disclosure Schedule lists each current or former employee of the Company who has executed any non-solicitation, non-competition or other Contract with the Company that restricts the activities of such employee, whether during or after the time such employee was employed by the Company. Copies of all such Contracts (or standard forms thereof) have been made available to Purchaser.

2.14 Regulatory Matters.

(a) The Company has obtained all material clearances, authorizations, licenses and registrations required by any foreign or domestic Governmental Body to permit the conduct of its business (the “Regulatory Licenses”), each of which is listed in Part 2.14(a) of the Disclosure Schedule.

(b) All preclinical and clinical investigations sponsored or conducted by the Company are being conducted in material compliance with all applicable Legal Requirements, including good clinical practices requirements, and federal and state Legal Requirements restricting the use and disclosure of individually identifiable and/or protected health information, if applicable, including but not limited to the Health Information Portability and Accountability Act (“HIPAA”), and regulations related to HIPAA, except for noncompliance the effect of which individually or in the aggregate would not reasonably be expected to be material in cost or effect.

(c) The Product has been developed, labeled, stored, tested, distributed, marketed and advertised in material compliance with all applicable requirements under the Federal Food Drug and Cosmetic Act 21 U.S.C. §§301 et. seq., its implementing regulations, and all similar Legal Requirements, including those relating to investigational use, premarket clearance and applications to market a new product.

(d) With respect to the Product or its components (i) all manufacturing operations conducted by or for the benefit of the Company have been and are being conducted materially in compliance with the FDA’s current Good Manufacturing Practice regulations for drug products, including 21 C.F.R. Parts 210 and 211, applicable requirements for biologic products (21 CFR 600-640), WHO Annex recommendations, and all similar Legal Requirements; and (ii) the Company is in material compliance with all registration and listing requirements set forth in 21 U.S.C. §360 and 21 C.F.R. Part 207, and all similar Legal Requirements.

(e) Except as set forth in Part 2.14(e) of the Disclosure Schedule, (i) no Product has been recalled, suspended or discontinued as a result of any action by the FDA or any other foreign Governmental Body, by the Seller or the Company or by any licensee, distributor or marketer of such Product and (ii) the Seller and the Company have maintained global post-marketing pharmacovigilance programs and procedures specifically designed to comprehensively monitor, collect and timely report any adverse events related to the Product.

(f) To the Knowledge of Seller and the Company, there are no facts, circumstances, or conditions that would be sufficient, either presently, or solely with the passage of time in the ordinary course of business, to provide a reasonable basis for a recall, suspension, or discontinuance of any Product.

(g) The Company has not (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy. The Company is not the subject of any pending or, to the Company’s or Seller’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Copies of all correspondence between Seller or the Company, or any predecessor to the Company as owner of the rights to market the Product, or any of their agents or Representatives, on the one hand, and the FDA, on the other hand, since August 1, 2016 relating to the Product and which are in the possession of Seller or the Company have been made available to Purchaser. Seller and the Company have maintained in their possession copies of all such correspondence they have received.

(h) The Company is in material compliance with all Legal Requirements applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; (ii) the Clinical Laboratory Improvement Amendments of 1988; and (iii) requirements of law relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company.

(i) The design and operation of the clinical trial being conducted by the Company with respect to the pediatric use of the Product complies with all applicable requirements of the FDA and other applicable Legal Requirements. To the Knowledge of the Company and Seller, no aspect of the clinical trial might reasonably be expected to have a material adverse effect on the Product as currently marketed.

(j) All historical average sales prices of the Product submitted by the Company to the U.S. Centers of Medicare & Medicaid Services under Medicare Part B were accurate and determined in accordance with applicable Legal Requirements.

2.15 Environmental Matters. The Company is in compliance in all material respects with all Environmental Laws. Since August 1, 2016, the Company has not received any written notice from any Governmental Body or any written notice from any citizens group that alleges that the Company is not in compliance with any Environmental Law. To the Knowledge of the Company and Seller: (a) all real property owned or leased by the Company and all surface water, groundwater and soil associated with or adjacent to such property, is free of any chemicals, pollutants, contaminants, wastes, toxic substances or material environmental contamination of any nature; (b) none of the real property owned or leased by the Company contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (c) none of the real property owned or leased by the Company contains any septic tanks in which process wastewater or any chemicals, pollutants, contaminants, wastes or toxic substance have been released.

2.16 Governmental Authorizations and Registrations.

(a) The Company has all Governmental Authorizations and Registrations that are necessary for them to conduct the Company’s business in the manner in which it is presently conducted, other than any such Governmental Authorizations and Registrations the failure of which to have would not be material to the operations of the Company. The Company is in compliance in all material respects with all material Governmental Authorizations and Registrations that are necessary for the Company to conduct the Company’s business in the manner in which it is presently conducted.

(b) Part 2.16(b) of the Disclosure Schedule sets forth, as of the date of this Agreement, a list (including the owner or applicant and renewal or expiration date, if any) of the material Registrations necessary to market, distribute or sell the Product and granted to Company. All Products sold under such Registrations are, and since August 1, 2016 have been, developed, manufactured, marketed, distributed and sold in accordance with the specifications and standards contained in such Registrations in all material respects.

(c) Except as set forth in Part 2.16(c) of the Disclosure Schedule, (i) neither the Seller nor the Company has since August 1, 2016 received any written notice or other written communication from any Governmental Body alleging any violation of any material Governmental Authorization or Registration applicable to the Company, and (ii) to the

Knowledge of Seller and the Company, no predecessor of the Company with respect to the Product has since April 29, 2015 received any written notice or other written communication from any Governmental Body alleging any violation of any material Governmental Authorization or Registration applicable to the Product. To the Knowledge of Seller and the Company, all such matters, if any, have been resolved in all material respects.

2.17 Affiliate Agreements. Except as set forth in Part 2.17 of the Disclosure Schedule, neither the Seller nor any employee, officer, director, equity holder, member of the Seller or other Affiliate of the Company or the Seller is a party to any agreement, indebtedness, contract, commitment or transaction with the Company or has any interest in any property used by the Company (each of the foregoing contracts or arrangements, an “Affiliate Agreement”).

2.18 Legal Proceedings. As of the date of this Agreement, there is no, and since August 1, 2016, there has not been, any Proceeding brought or which remains pending and unresolved (or threatened in writing) against (i) the Company or the directors, officers or employees of the Company (in their capacities as such), or (ii) the Seller or its directors, officers or employees (in their capacities as such) relating to the Product or the Company.

2.19 Authority; Binding Nature of Agreement; Non-Contravention.

(a) Seller has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to carry out the Transactions. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of Seller and no approval by the stockholders of Seller is required to enter into this Agreement and the other Transaction Documents to which it is a party and to carry out the Transactions. Assuming it constitutes the valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which it is a party, when executed, will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of equity governing specific performance, injunctive relief and other equitable remedies.

(b) Neither (i) the execution and delivery of this Agreement by Seller, nor (ii) the consummation by Seller of the Transactions, will result in a termination, or a violation by Seller or the Company, of (A) any provision of the certificate of incorporation or bylaws of the Company or Seller, (B) any material Contract of the Company or Seller, or (C) any law or governmental regulation applicable to the Company or Seller, except in each case where the effect of such termination or violation on the Company or Seller would not be material in nature or cost.

2.20 Insurance. Part 2.20 of the Disclosure Schedule sets forth a list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by or for the benefit of the Company (collectively, the “Insurance Policies”). Such Insurance Policies are in full force and effect. Since December 31, 2018 neither the Seller nor the Company has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. To the Knowledge of the Seller and the Company, all such Insurance Policies (a) are valid and binding in accordance with their terms; and (b) have not been subject to any lapse in coverage. To the Knowledge of the Seller and the Company, there are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been, denied or disputed or in respect of which there is an outstanding reservation of rights. To the Knowledge of the Seller and the Company, neither the Company nor the Seller is in default under, in any material respect, any provision contained in any such Insurance Policy.

2.21 Significant Customers and Distributors. Part 2.21 of the Disclosure Schedule sets forth the names of the 10 largest customers or distributors of the Company (the “Significant Customers or Distributors”), in each case measured by the total dollar amounts of Product purchased or distributed for the twelve (12) calendar months ended December 31, 2019. The Company does not have any outstanding material disputes concerning the Product with any Significant Customer or Distributor. Since January 1, 2018 (a) none of the Significant Customers or Distributors has threatened in writing to cancel, any material Contract with the Company, and (b) no Significant Customer or Distributor has provided written notice that it intends to cease or materially diminish its purchase of Product from the Company.

2.22 Significant Suppliers. Part 2.22 of the Disclosure Schedule sets forth the names of the 10 largest suppliers of the Product and/or the components of the Product (the “Significant Suppliers”) in each case measured by the total dollar amounts paid or payable by the Company to such supplier for the twelve (12) calendar months ended December 31, 2019. The Company does not have any outstanding material disputes concerning the Product or any component of the Product with any Significant Supplier. Since January 1, 2018 (a) none of the Significant Suppliers has threatened in writing to cancel, any material Contract with the Company, (b) no Significant Supplier has provided written notice that it intends to cease or materially diminish its supply to the Company of the Product or any component of the Product, and (c) to the Knowledge of Seller and the Company, there are no circumstances existing that would reasonably be expected to lead to a supply delay or disruption with respect to any Significant Supplier.

2.23 Product Liability. To the Knowledge of Seller and the Company, since August 1, 2016, (a) there are no defects in design, construction or manufacture of any of the Product for sale in the United States which would materially adversely affect performance or create an unusual risk of injury to persons or property and (b) there are no citations, decisions, adjudications or written statements by any Governmental Body in the United States stating that any of the Product sold or for sale in the United States is defective or unsafe or fails to meet any standards promulgated by any such Governmental Body. Since August 1, 2016, none of the Product sold in the United States has been the subject of any replacement, modification or recall campaign by the Seller or the Company and, to the Knowledge of Seller and the Company, no facts or conditions related to any such Product exist which could reasonably be expected to result in such a campaign. Except as set forth in Part 2.23 of the Disclosure Schedule, there are no presently pending, or, to Seller’s or the Company’s Knowledge, threatened, material Proceedings, notices of violation or demand letters relating to any alleged hazard or alleged defect in design, specifications, ingredients, formulas, manufacture, materials or workmanship, including any failure to warn, or alleged breach of an express or implied warranty or representation, relating to the Product.

2.24 Sole Business. Since September 28, 2017, the sole business of the Company has been the development, marketing, and sale of the Product. The Company has no obligations or liabilities other than those (a) incurred solely in connection with such business, or (b) in connection with the Company Indebtedness, which will be discharged and released as of the Closing. As of the Closing, the Company does not, nor has it since August 1, 2016, sold the Product or engaged in operations in any country other than the United States of America.

2.25 Financial Advisor. Except for Piper Sandler Companies (for services on behalf of Seller, and whose fees are the sole responsibility of Seller), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

2.26 Product Complaints. Part 2.26 of the Disclosure Schedule sets forth a full list of complaints regarding the Product or any component of the Product received by the Company from any prescribers of the Product, patients using the Product and distributors of the Product since August 1, 2016.

2.27 Exclusivity of Representations and Warranties. Except as expressly set forth in this Section 2, neither Seller, the Company nor any Person on behalf of Seller or the Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of the Company or the Company’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed. Nothing in this Section 2.27 shall limit the Purchaser’s right to seek any remedy from Seller for fraud by the Seller, or before Closing, the Company.

Section 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

3.1 Due Incorporation. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

3.2 Authority; Binding Nature of Agreement. Purchaser has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to carry out the Transactions. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of Purchaser. Assuming it constitutes the valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which it is a party, when executed, will constitute, the valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Neither the execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Purchaser nor the consummation of the Transactions, will result in a violation by Purchaser of (i) any provision of the certificate of incorporation or bylaws of Purchaser, (ii) any material provision of any material Contract by which Purchaser is bound, or (iii) any Legal Requirement applicable to Purchaser, except where such violation would not have a material adverse effect on Purchaser’s ability to fulfill its obligations under this Agreement.

3.3 Adequacy of Funds. Purchaser will have available to it, at the Closing, sufficient funds to consummate the Transactions, including payment in full of the Acquisition Consideration.

3.4 R&W Policy. Purchaser has delivered to Seller a true, accurate and complete copy of the binder agreement for the R&W Policy and the form of the R&W Policy. The binder agreement for the R&W Policy is in full force and effect and is a valid, binding and enforceable obligation of Purchaser, and to the knowledge of Purchaser, the insurer(s) party thereto, except that enforceability shall be subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.5 Reliance. Purchaser expressly acknowledges and agrees that, except as set forth in Section 2 of this Agreement, neither Purchaser nor any of its Representatives is relying on any other representation or warranty of Seller, the Company or any other Person including regarding the accuracy or completeness of any such other representations or warranties or the omissions of any material information, whether express or implied.

Section 4. COVENANTS AND AGREEMENTS.

4.1 Conduct of the Business of the Company. Except as permitted or contemplated by this Agreement, as set forth on Schedule 4.1 or as required by applicable Legal Requirements, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement (the “Pre-Closing Period”), without Purchaser’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall conduct its business in the ordinary course consistent with past practice, in a commercially reasonable manner so as to maintain supplier, contractor, employee, regulatory and customer relationships, the value of the Company’s assets, including the Product, the Company’s accounts receivable, and the Company’s business as a going concern. Without limiting the generality of the foregoing, except as permitted or contemplated by this Agreement, as set forth on Schedule 4.1 or as required by applicable Legal Requirements, during the Pre-Closing Period, the Company shall not, without Purchaser’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) issue, sell or deliver any equity securities or securities convertible into, or rights, warrants or options to acquire any equity securities;

(b) incur or guarantee any Indebtedness, other than borrowings under the Company’s existing credit facilities, in any case in the ordinary course of business consistent with past practice;

(c) except in the ordinary course of business consistent with past practice, sell, transfer, lease, license, mortgage or encumber any of its properties or assets that are material to the Company’s business as currently conducted;

(d) make any capital expenditures, except in the ordinary course of business consistent with past practice and in an amount not in excess of $50,000;

(e) make any acquisition (by purchase of securities or assets, merger, consolidation or otherwise) of any other Person, business or division;

(f) make any investment in, or loan or advance to, any Person other than in the ordinary course of business consistent with past practice;

(g) increase in any material manner the compensation of, or bonuses to, any of its directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any director, officer or other employee or consultant, other than: (i) as required pursuant to applicable Legal Requirements or the terms of any Employee Benefit Plan or other agreements in effect as of the date of this Agreement, the list of which on Part 2.9 of the Disclosure Schedule includes a specific reference to this Section 4.1(g); or (ii) increases in salaries, wages and benefits of employees or directors made in the ordinary course of business consistent with past practice;

(h) make or change any material election in respect of Taxes, file any amended Tax Return, enter into any closing agreement, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating to the Company, adopt or change any material accounting method in respect of Taxes, enter into any Tax sharing or similar agreement, settle any claim or assessment in respect of Taxes, or surrender any right to claim a refund of Taxes, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(i) amend the Company’s organizational documents;

(j) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(k) enter into any Contract that would be a Company Significant Contract if in existence on the date hereof other than Inventory purchases for Products made in the ordinary course of business consistent with past practice;

(l) waive, release, settle, or compromise any pending or threatened legal proceeding against or in favor of the Company;

(m) terminate or fail to maintain in full force and effect or modify any Registration or Governmental Authorization, in each case, to the extent the consequences of such action or failure on the business or assets of the Company are or could reasonably be expected to be material in nature or amount;

(n) enter into, amend, modify, terminate or waive any material rights under any Company Significant Contract;

(o) transfer, assign, disclaim, abandon, or grant any license or sublicense of any material rights under or with respect to any Company IP or Company Licensed IP; or

(p) agree, in writing or otherwise, to take any of the actions described in clauses “(a)” through “(q)” of this sentence.

4.2 Access to Information. During the Pre-Closing Period, the Company shall afford Purchaser and its personnel, accountants, counsel and other Representatives, subject to applicable Legal Requirements, reasonable access during normal business hours and on reasonable advance notice to the Company’s properties, books and records and all other existing information concerning the business, properties and personnel of the Company as Purchaser may reasonably request; provided, however, that in exercising access rights under this Section 4.2, Purchaser shall not be permitted to interfere unreasonably with the conduct of the business of the Company. Purchaser shall hold information received pursuant to this Section 4.2 in confidence in accordance with the terms of the Confidentiality Agreement.

4.3 Public Disclosure. Except any filings required pursuant to the Securities Exchange Act of 1934, as amended, or as otherwise required by applicable Legal Requirements, during the Pre-Closing Period, no public release or announcement concerning the Transactions shall be issued by Purchaser or Seller without the written consent of the other.

4.4 No Negotiation. During the Pre-Closing Period, Seller shall not, directly or indirectly and shall cause the Company and any Person acting upon behalf of either to not:

(a) solicit or knowingly encourage the initiation of any inquiry, proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction;

(b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Purchaser) relating to or in connection with a possible Acquisition Transaction; or

(c) entertain or accept any proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction.

Seller shall promptly notify Purchaser in writing of any material inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company, Seller, or any Person acting on behalf of either during the Pre-Closing Period.

4.5 Efforts to Consummate. Each of Purchaser and Seller shall use its commercially reasonable efforts to take, or cause to be taken, all lawful and reasonable actions within such party’s control and to do, or cause to be done, all lawful and reasonable things within such party’s control necessary to fulfill the conditions precedent to the obligations of the other party(ies) hereunder and to consummate and make effective as promptly as practicable the Transactions and to cooperate with each other in connection with the foregoing. Each party shall, at any time or from time to time after the Closing, execute and deliver to the others all such instruments and documents or further assurances as the other may reasonably request in order to grant to each party all rights contemplated herein to be granted to such party under this Agreement and the related agreements referenced herein.

4.6 Restrictive Covenants.

(a) Non-Competition. During a period of five (5) years from the Closing Date (the “Non-Compete Period”), the Seller shall not, directly or indirectly through any other Person, develop, manufacture, distribute, sell, or seek approval of (or solicit, knowingly encourage, assist or otherwise facilitate any of its Subsidiaries, divisions, partners, licensors, licensees, or any third party to develop, manufacture, distribute, sell, or seek approval of) any Competitive Products. Nothing contained herein will prohibit a Seller from being a passive owner of not more than five percent (5%) of the outstanding shares of capital stock of any entity that is publicly traded, so long as the Seller has no active participation or involvement in the management of the business of such entity.

(b) Non-Solicitation. During a period of twenty-four (24) months following the Closing Date, the Seller shall not directly or indirectly through any other Person (i) solicit, induce, recruit, or knowingly encourage any individuals who were employees of or independent contractors to the Company as of the Closing Date to terminate their relationship with the Company or hire any such individuals who are employees, consultants, or independent contractors, (ii) intentionally interfere with, subvert, disrupt or adversely alter the relationship between the Company and any of its clients, customers, contractors, vendors, suppliers, licensors, or licensees that has done business with the Company during the twelve (12) month period prior to the Closing Date, (iii) solicit or accept business from any customer of the Company for a Competitive Product; or (iv) attempt to do any of the foregoing, either for the Seller’s own purposes or for any other Person; provided, however, that the foregoing restrictions shall not apply with respect to any employees or independent contractors of the Company whose employment or contractor relationship with the Company has been terminated (A) for at least ninety (90) days, if terminated by the Company or (B) for at least six (6) months, if terminated by the employee or independent contractor. For the avoidance of doubt, a public solicitation of a job opening including through electronic listings or using an employee recruiting or search firm to conduct a search, in each case that is not targeted at a specific individual shall not be considered a violation of the foregoing clauses (i) or (iv).

(c) Confidentiality. Seller shall, and shall use commercially reasonable efforts to cause its employees, officers, directors, attorneys, Representatives, and agents to, hold in confidence any and all information, whether written or oral, concerning the Company that the Company maintained as confidential prior to the Closing Date and that a reasonable person would view as confidential, except to the extent that such information (i) was or becomes generally available to the public other than as a result of a disclosure by Seller in breach of this Agreement or (ii) is lawfully acquired by the Seller from and after the Closing from sources that, to Seller’s Knowledge, are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. If the Seller is requested or compelled to disclose any information by judicial or administrative process or by other Legal Requirements, the Seller shall promptly notify the Purchaser in writing to the extent permitted by Legal Requirements and reasonably cooperate with the Purchaser, at Purchaser’s expense, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(d) Reasonableness of Covenants. The Seller has carefully considered the nature and extent of the restrictions placed upon it by this Section 4.6 and hereby acknowledges and agrees that the same are reasonable in time, scope and territory, do not confer a benefit upon the Purchaser or any of its Affiliates disproportionate to the detriment of the Seller, are reasonable and necessary for the protection of the Purchaser and its Affiliates, and are an essential inducement to the Purchaser to consummate the Transactions.

(e) Severability of Covenants. The covenants in this Section 4.6 are severable and separate, and the unenforceability of any specific covenant in this Section 4.6 is not intended by any party to, and will not, affect the provisions of any other covenant in this Section 4.6. If any court of competent jurisdiction determines that the scope, time or territorial restrictions set forth in this Section 4.6 are unreasonable as applied to the Seller, the parties acknowledge their mutual intention and agreement that those restrictions be enforced to the fullest extent the court deems reasonable and thereby will be reformed to that extent as applied to the Seller.

(f) Specific Performance. The Seller covenants and agrees that it will not seek to challenge the enforceability of the covenants contained in this Section 4.6 against the Purchaser or any of its Affiliates, nor will it assert as a defense to any action seeking enforcement of the provisions contained in this Section 4.6 (including an action seeking injunctive relief) that such provisions are not enforceable due to lack of sufficient consideration received by it. The parties agree and acknowledge that money damages may be an inadequate remedy for any breach of this Section 4.6. Therefore, notwithstanding anything herein to the contrary, in the event of a breach or threatened breach by the Seller of this Section 4.6, the Purchaser or its successors or assigns may, in addition to other rights and remedies existing in their favor, seek specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Section 4.6.

4.7 Employee Matters.

(a) The Purchaser intends that, but shall not be obligated to cause, the Company to continue the employment of the Company’s selected employees listed on Schedule 4.7 and to offer employment to certain selected employees of the Seller, as set forth on Schedule 4.7, who have been actively engaged in the operation of the Company’s business as presently conducted. Schedule 4.7 also includes, for the selected Seller employees that the Purchaser intends to offer employment listed on Schedule 4.7, information comparable to that set forth for Company employees in Part 2.13(c) of the Disclosure Schedule. In support of such action by

Purchaser, the Seller and the Company covenant and agree that they will, prior to the Closing, use their reasonable best efforts to cooperate with and assist the Purchaser in Purchaser’s efforts to retain such individuals on behalf of the Company, it being acknowledged and agreed, however, that neither the Purchaser nor the Company shall be obligated to continue the employment of all or any employees of the Company. The Seller shall cause the Company to terminate, prior to the Closing, the employment of those Company employees not listed on Schedule 4.7 at Seller’s expense. If any of the selected Seller employees listed on Schedule 4.7 become employees of the Company, Seller will, prior to the Closing, pay to such employees the dollar value of accrued paid time off and CAT owed to such employees as of the Closing.

(b) For a period of at least twelve (12)-consecutive months immediately following the Closing Date, Purchaser agrees to provide, or to cause its Affiliates (including, after the Closing, the Company and its Subsidiaries) to provide, each Continuing Employee while such Continuing Employee remains employed by Purchaser or any of its Affiliates a total compensation opportunity (not including equity awards) which total opportunity is not less than the total of his or her base salary, wage rate and bonus opportunity immediately prior to the Closing Date unless during such time the Company has a companywide reduction of compensation in which case, the reduction for each Continuing Employee will be commensurate to the reduction received by employees of the Company at the same level of compensation.

(c) Purchaser shall use commercially reasonable efforts to, and shall cause its Affiliates to use commercially reasonable efforts to, cause to the extent allowed by the terms of the New Plans, (i) to be granted to all Continuing Employees credit for any service to the Company and its Subsidiaries earned prior to the Closing for purposes of eligibility, vesting and determination of the level of benefits, vacation or paid time off accrual and severance benefit determinations, under any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by Purchaser or its Affiliates on or after the Closing (the “New Plans”); provided, however, that such service credit shall not be recognized to the extent that it would result in a duplication of benefits for the same period of time, (ii) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company benefit plan as of the Closing and (iii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable New Plan in the same plan year in which the Closing occurs.

(d) Nothing contained herein, express or implied, (i) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (ii) shall alter or limit Purchaser’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (iii) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

(e) From and after the Closing, neither the Company nor Purchaser shall have any liability or obligation with respect to any employee who is not a Continuing Employee except to the extent such liabilities or obligations reduce the Closing Consideration as finally determined under Section 1.7(c).

4.8 Service of Notices. Prior to the Closing Date, and for twelve (12) months thereafter, in the event Seller receives any notification or other information, directly or indirectly, which might affect the safety of the Product and/or which might be reasonably expected to result in the recall of the Product or any products liability claim, or in the event the Company receives a notice of any other claim against the Company from any current or former employee, in each case as of the Closing Date, or any third party, Seller shall promptly, but in any event within three (3) Business Days following receipt of such information, notify Purchaser of such information.

4.9 Supplements to Disclosure Schedules. The Seller may, from time to time prior to the Closing by written notice to Purchaser, supplement the Disclosure Schedule or add a schedule to the Disclosure Schedule (such added schedule to be deemed a supplement hereunder) in order to disclose any matter which, if occurring prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or to correct any inaccuracy or breach in the representations and warranties made by the Seller in this Agreement. None of such supplements to the Disclosure Schedule will be deemed to cure the representations and warranties to which such matters relate with respect to satisfaction of the conditions set forth in Section 5.2(a) or otherwise affect any other term or condition contained in this Agreement.

4.10 Release of Claims. Effective as of the Closing, Seller on behalf of itself and its Affiliates and their respective successors and assigns (“Releasing Parties”) hereby fully and unconditionally releases, acquits and forever discharges the Company and all of its respective officers, directors or employees (collectively, the “Released Parties”) from any and all manner of actions, causes of actions, claims, obligations, demands, Damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, which any Releasing Party now has, or has ever had or may hereafter have against the Released Parties arising out of any act or omission occurring at any time prior to the Closing which relates in any way to the Company including, but not limited to, those arising in connection with the acquisition, ownership, transfer, sale or disposition of the Membership Interests, including the negotiation, execution and consummation of the Transactions, or which are claims of or which result from claims of a Releasing Party arising against the Company as a result of claims made against Seller under Section 6.2 of this Agreement by Purchaser (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include any right, title and interest the Releasing Parties have in this Agreement or the other Transaction Documents. The receipt of the foregoing releases is an essential inducement to the Seller and the Purchaser to entering into this Agreement and the Transactions. The Seller on behalf of itself and the other Releasing Parties covenants and agrees that it and they will not, at any time hereafter, directly or indirectly, commence or initiate (or cause another to commence or initiate), or participate in any Proceeding against or involving any Released Party that relates solely to the Released Claims, unless and until requested to do so by such Released Party (and then at the Purchaser’s sole option) or compelled to do so under penalty of law pursuant to the lawfully issued process of a legal, judicial, legislative or regulatory authority.

4.11 R&W Policy.

(a) Purchaser shall not amend, waive or otherwise modify the R&W Policy in any manner adverse to Seller, including any amendment that would allow the insurer(s) thereunder or any other Person to subrogate or otherwise make or bring any claim or Proceeding against Seller or any Affiliate of Seller or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement or the negotiation, execution or performance of this Agreement.

(b) Purchaser and Seller acknowledge and agree that the premium for the R&W Policy in the amount of three hundred thirty-three thousand three hundred forty-six dollars and twenty-five cents ($333,346.25) and the underwriting and counsel fees of thirty-five thousand dollars ($35,000) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller.

4.12 Books and Records. Seller shall use commercially reasonable efforts to deliver as soon as practicable after the Closing all books and records of the Company other than those listed on Schedule 5.2(h)(v), other than any Tax Returns. Notwithstanding the foregoing, Seller shall be permitted to retain a copy of the books and records of the Company to the extent required pursuant to applicable Legal Requirements.

Section 5. CLOSING CONDITIONS.

5.1 Conditions Precedent to the Obligations of Each Party to Consummate the Transactions. Each party’s obligations to consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of the following condition:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other material legal restraint or prohibition issued or promulgated by a Governmental Body preventing the consummation of the Transactions shall be in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Transactions that makes consummation of the Transactions illegal.

5.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) The Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date), and (ii) the other representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date), except as the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) No Company Material Adverse Effect has occurred;

(c) Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) The consents or approvals under the Company Significant Contracts listed in Schedule 5.2(d) have been obtained, and the consents or approvals of the third parties or Governmental Bodies set forth on Schedule 5.2(d) have been obtained;

(e) The Seller shall have delivered payoff letters evidencing the satisfaction in full of all outstanding Company Indebtedness to any Person, including all Indebtedness under the Amended and Restated Credit and Security Agreement dated as of August 6, 2018 by and among Seller, Aptevo BioTherapeutics LLC, Aptevo Research and Development LLC, MidCap Financial Trust, as Agent, and the Lenders, as defined therein, as amended by Amendment No. 1, dated as of December 14, 2018 (the “Credit Agreement”) which payoff letter shall specifically state that the Company shall have no further liability with respect to any further obligations under the Credit Agreement and that all related liens with respect to the Company and its assets and with respect to the Membership Interests shall be released and that lien releases shall be delivered (including releases in form and substance for recordation at the United States Patent and Trademark Office, United States Copyright Office or any other similar domestic or foreign office or agency) upon receipt of the payoff amount in accordance with such payoff letter;

(f) all Affiliate Agreements, other than those Contracts set forth on Schedule 5.2(f), shall have been terminated in full without any consideration or further liability of the Company and shall be of no further force and effect;

(g) Purchaser shall have obtained and bound the R&W Policy; and

(h) Seller shall deliver, or cause to be delivered to Purchaser, the following:

(i) a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury in accordance with the requirements of the Treasury Regulations issued pursuant to Section 1445 of the Code, in a form reasonably satisfactory to Purchaser, stating that Seller is not a “foreign person” as defined in Section 1445 of the Code;

(ii) a certificate of good standing from the Secretary of State of the State of Delaware and any other jurisdictions in which the Company is qualified to do business;

(iii) an assignment of the Membership Interests effectuating the transfer of the Membership Interests from Seller to Purchaser, duly executed by Seller;

(iv) written resignations of all officers and directors of the Company, to be effective as of the Closing;

(v) all books and records of the Company set forth on Schedule 5.2(h)(v);

(vi) a list containing all user names, passwords, login credentials, access codes, gate codes, door and lock box keys and codes and such other information used by or for the benefit of the Company in order for the Purchaser to operate the business of the Company and have access to Company IP and Company Licensed IP;

(vii) the Escrow Agreement, duly executed by Seller and Escrow Agent;

(viii) the Trademark License Agreement, duly executed by Seller;

(ix) the Transition Services Agreement, duly executed by Seller; and

(x) a certificate of Seller, executed by an officer of Seller, certifying (w) that each of the conditions set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c) and Section 5.2(f) has been satisfied, (x) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, (y) that such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transaction, and (z) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents (the “Seller Certificate”).

5.3 Conditions to Obligations of the Seller. The obligation of Seller to consummate the Transactions are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date), except as the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the Transactions;

(b) Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Purchaser shall have obtained and bound the R&W Policy; and

(d) Purchaser shall deliver, or cause to be delivered to Seller, the following:

(i) the Escrow Agreement, duly executed by Purchaser and the Escrow Agent;

(ii) the Trademark License Agreement, duly executed by Purchaser;

(iii) the Transition Services Agreement, duly executed by Purchaser;

(iv) the assignment of the Membership Interests effectuating the transfer of the Membership Interests from Seller to Purchaser, duly executed by Purchaser; and

(v) a certificate of Purchaser, executed by an officer of Purchaser, certifying (w) that each of the conditions set forth in Section 5.3(a) and Section 5.3(b) has been satisfied, (x) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the Transactions, (y) that such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transaction, and (z) the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other Transaction Documents.

Section 6. INDEMNIFICATION, ETC.

6.1 Expiration of Representations. All representations and warranties of Seller set forth in this Agreement shall terminate and expire and shall cease to have any further force or effect on the fifteen (15) month anniversary of the Closing Date (the “Representation Termination Date”); provided, however, that the Fundamental Representations shall survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations; and provided, further, that if at any time prior to the expiration of the applicable survival period set forth above, Purchaser has duly delivered to Seller a valid Notice of Indemnification Claim (as defined in, and satisfying the requirements set forth in, Section 6.4(a)), then the specific Indemnification Claim asserted in such Notice of Indemnification Claim shall survive the expiration of the applicable survival period set forth above until such time as such Indemnification Claim is resolved; and provided further, that any claims for indemnification based upon Seller’s fraud shall survive indefinitely.

6.2 Indemnification. From and after the Closing (but subject to Section 6.1 and the other provisions of this Section 6), Purchaser and its Affiliates, including the Company (collectively, the “Purchaser Indemnified Parties”) shall be entitled to be indemnified by the Seller, subject to the limitations set forth in this Section 6, against any Damages actually incurred by Purchaser Indemnified Parties as a result of:

(a) any breach of any Fundamental Representation;

(b) any breach of any Other Seller Representation; or

(c) any MidCap Surviving Obligations or the failure of the Seller to perform any of its covenants or agreements contained herein required to be performed by it at or after the Closing.

6.3 Limitations on Liability.

(a) Without limiting the effect of any other limitation set forth in this Section 6, the indemnification provided for in Section 6.2(b) shall not apply, and Purchaser shall not be able to exercise any indemnification rights with respect thereto under this Section 6, except to the extent any Indemnification Claim where the Damages related to that Indemnification Claim (or series of Indemnification Claims arising from the same or substantially similar facts or circumstances) exceeds $5,000 (“Minimum Claim Amount”). If the amount of Damages for an individual Indemnification Claim (or series of Indemnification Claims arising from the same or substantially similar facts or circumstances) exceeds the Minimum Claim Amount, then the Purchaser Indemnified Parties shall, subject to the other limitations set forth in this Agreement, be entitled to be indemnified from the Indemnity Escrow Fund against all Damages for such Indemnification Claim, regardless of the Minimum Claim Amount.

(b) Without limiting the effect of any other limitation set forth in this Section 6, the indemnification provided for in Section 6.2(b) shall not apply, and Purchaser shall not be entitled to exercise any indemnification rights with respect thereto under Section 6, except to the extent that the aggregate amount of the Damages against which Purchaser Indemnified Parties would otherwise be entitled to be indemnified under Section 6.2(b) exceeds $162,500 (the “Deductible”). If the aggregate amount of such Damages exceeds the Deductible, then Purchaser Indemnified Parties shall, subject to the other limitations set forth in this Agreement, be entitled to be indemnified from the Indemnity Escrow Fund only against the portion of such Damages in excess of the Deductible.

(c) Except for claims based on Seller’s fraud, (i) Seller’s aggregate liability for indemnification pursuant to Section 6.2(a) shall not exceed the sum of the Upfront Amount, the Deferred Payments, and the Milestone Payments actually received by the Seller (which are hereby deemed to include amounts offset by Purchaser pursuant to Section 1.5(f), Section 1.6(d) or another provision of this Agreement) and (ii) Seller’s aggregate liability for indemnification pursuant to Section 6.2(b) shall not exceed the amount remaining in the Indemnity Escrow Fund; provided, however, that if (x) Purchaser has delivered to Seller a valid Notice of Indemnification Claim with respect to a breach of an Other Seller Representation prior to the Representation Termination Date, (y) Purchaser has recovered amounts under the R&W Policy in respect of one or more Fundamental Representations or in respect of the obligations of Seller to pay or indemnify against certain Taxes under Section 7.1 and (z) the coverage limits of the R&W Policy have been exhausted such that Purchaser is unable to recover some or all the amount of Damages with respect to breaches of any Other Seller Representation, written notice of which is delivered to the Seller prior to the expiration of the original term of the R&W Policy, Seller’s aggregate liability for indemnification pursuant to Section 6.2(b) shall not exceed the lesser of (i) the amount of recoveries under the R&W Policy in respect of breaches of Fundamental Representations or in respect of the obligations of Seller to pay or indemnify against certain Taxes under Section 7.1, (ii) the amount of Damages in respect of Other Seller Representations Purchaser is unable to recover under the R&W Policy as the result of the recoveries described in the preceding clause (i) and (iii) five hundred thousand ($500,000).

(d) Except in the case of Seller’s fraud, the Purchaser Indemnified Parties shall be entitled to indemnification recourse for the following Indemnification Claims in accordance with the order of priority set forth below:

(i) Any indemnification payment to which a Purchaser Indemnified Party is entitled resulting from an Indemnification Claim made under Section 6.2(a) shall be made: (A) first, as a payment to such Purchaser Indemnified Party from the Indemnity Escrow Fund (to the extent cash remains held in the Indemnity Escrow Fund) until the Purchaser Indemnified Parties have suffered Damages that would be covered by the R&W Policy but for the exclusion thereunder of claims not exceeding the Retention Amount; (B) second, the Purchaser Indemnified Parties shall make a claim to recover such Damages under the R&W Policy in accordance with the terms thereof as contemplated by Section 6.3(e); and (C) third, any such remaining payment shall be made, at Purchaser’s election, (x) by Seller and/or (y) through Purchaser exercising its rights of setoff provided in this Agreement.

(ii) Any indemnification payment to which a Purchaser Indemnified Party is entitled resulting from an Indemnification Claim made under Section 6.2(b) shall be made: (A) first, as a payment to such Purchaser Indemnified Party from the Indemnity Escrow Fund (to the extent cash remains held in the Indemnity Escrow Fund) until the Purchaser Indemnified Parties have suffered Damages that would be covered by the R&W Policy but for the exclusion thereunder of claims not exceeding the Retention Amount; (B) second, the Purchaser Indemnified Parties shall make a claim to recover such Damages under the R&W Policy in accordance with the terms thereof as contemplated by Section 6.3(e) and (C) third, if the proviso to Section 6.3(c) is applicable, then any such remaining payment shall be made, at Purchaser’s election, (x) by Seller and/or (y) through Purchaser exercising its rights of setoff provided in this Agreement; and

(iii) Any indemnification payment to which a Purchaser Indemnified Party is entitled resulting from an Indemnification Claim made under Section 6.2(c) shall be made, at Seller’s election, (x) by Seller and/or (y) through Purchaser exercising its rights of setoff provided in this Agreement, provided, that if all amounts due to Purchaser resulting from an Indemnification Claim made under Section 6.2(c) have not been paid within twelve (12) months of the date of resolution of such Indemnification Claim, then Seller shall pay Purchaser the remaining amounts due with respect to such Indemnification Claim on demand by Purchaser.

(e) If the Damages incurred with respect to an Indemnification Claim pursuant to Section 6.2(a) or Section 6.2(b) are covered by the R&W Policy, then Purchaser shall make a claim for recovery for such Damages in accordance with the requirements of the R&W Policy and respond in good faith and in a timely manner to any information requests from the insurer(s) with respect to the subject matter of such Indemnification Claim.

6.4 Indemnification Claims; Escrow Arrangements.

(a) To seek indemnity under this Section 6, Purchaser shall deliver a written notice to Seller and the Escrow Agent (any such notice being referred to as a “Notice of Indemnification Claim,” and the claim for indemnification described in such Notice of Indemnification Claim being referred to as an “Indemnification Claim”), setting forth: (i) the specific representation and warranty or covenant alleged to have been breached by Seller; (ii) a detailed description of the facts and circumstances giving rise to the alleged breach of such representation and warranty or covenant; and (iii) the aggregate dollar amount of the Damages that have been or in the estimate of Purchaser may be incurred by Purchaser Indemnified Parties as a direct result of the claims referred to in such notice (the aggregate amount of such Damages being referred to as the “Claimed Amount”).

(b) During the thirty (30) day period commencing upon the receipt by Seller of a Notice of Indemnification Claim, Seller may deliver to Purchaser and the Escrow Agent a written response (the “Response Notice”) in which Seller: (i) agrees that the full Claimed Amount is owed to Purchaser Indemnified Parties; (ii) agrees that part (but not all) of the Claimed Amount (the “Agreed Amount”) is owed to Purchaser Indemnified Parties; or (iii) asserts that no part of the Claimed Amount is owed to Purchaser Indemnified Parties. Any part of the Claimed Amount that is not agreed by Seller to be owed to Purchaser Indemnified Parties pursuant to the Response Notice (or the entire Claimed Amount, if Seller asserts in the Response Notice that no part of the Claimed Amount is owed to Purchaser Indemnified Parties) shall be referred to as the “Contested Amount.” If no Response Notice is delivered during such thirty (30) day period, then, for purposes of this Agreement, Seller shall be deemed to have delivered to Purchaser and the Escrow Agent a Response Notice on the last day of such thirty (30) day period agreeing that the full Claimed Amount is owed to Purchaser Indemnified Parties.

(c) If Seller delivers or is deemed to have delivered a Response Notice to Purchaser agreeing that the full Claimed Amount is owed to Purchaser Indemnified Parties, then, within three (3) days following the receipt or deemed receipt of such Response Notice by Purchaser, Purchaser and Seller shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the full Claimed Amount (or such lesser amount as may remain in the Indemnity Escrow Fund) to Purchaser from the Indemnity Escrow Fund.

(d) If Seller delivers a Response Notice to Purchaser agreeing that less than the full Claimed Amount is owed to Purchaser, then, within three (3) days following the receipt of such Response Notice by Purchaser Indemnified Parties, Purchaser and Seller shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the Agreed Amount (or such lesser amount as may remain in the Indemnity Escrow Fund) to Purchaser from the Indemnity Escrow Fund.

(e) If Seller delivers a Response Notice to Purchaser indicating that there is a Contested Amount, then Seller and Purchaser shall attempt in good faith to resolve the dispute related to the Contested Amount. If Purchaser and Seller resolve such dispute in writing, then a settlement agreement stipulating the amount (if any) owed to Purchaser Indemnified Parties (the “Stipulated Amount”) shall be signed by Purchaser and Seller. Within three (3) days after the execution of such settlement agreement, Purchaser and Seller shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the Stipulated Amount (or such lesser amount as may remain in the Indemnity Escrow Fund) to Purchaser from the Indemnity Escrow Fund.

(f) If Seller and Purchaser are unable to resolve the dispute relating to any Contested Amount during the thirty (30) day period commencing upon the receipt of the Response Notice by Purchaser, then either Purchaser or the Seller may submit the contested portion of the Indemnification Claim to a court of competent jurisdiction in accordance with Section 9.4.

(g) If the aggregate amount remaining in the Indemnity Escrow Fund as of the Representation Termination Date (the “Aggregate Indemnity Escrow Balance”) exceeds the aggregate dollar amount, as of the Representation Termination Date, of the Contested Amounts associated with all Indemnification Claims that have not been finally resolved and paid prior to the Representation Termination Date in accordance with this Section 6.4 (each, an “Unresolved Indemnity Escrow Claim,” and the aggregate dollar amount of such Contested Amounts as of the Representation Termination Date being referred to as the “Aggregate Pending Claim Amount”), then the Escrow Agent shall release from the Indemnity Escrow Fund to Seller the Aggregate Distribution Amount. For purposes of this Section 6.4, the “Aggregate Distribution Amount” shall be the Aggregate Indemnity Escrow Balance as of the Representation Termination Date minus the Aggregate Pending Claim Amount.

(h) Following the Representation Termination Date, if an Unresolved Indemnity Escrow Claim is finally resolved, Purchaser and Seller shall jointly execute and deliver to the Escrow Agent, within three (3) days after the final resolution of such Unresolved Indemnity Escrow Claim, a written notice instructing the Escrow Agent to release to Purchaser the portion of the Claimed Amount that is deemed payable to the Purchaser Indemnified Parties and to release from the Indemnity Escrow Fund to Seller the Excess Indemnity Escrow Amount. For purposes of this Section 6.4, the “Excess Indemnity Escrow Amount” shall mean the amount (if any) by which the aggregate amount remaining in the Indemnity Escrow Fund as of the date of resolution of such Unresolved Indemnity Escrow Claim exceeds the aggregate amount of the Contested Amounts associated with all other remaining Unresolved Indemnity Escrow Claims.

6.5 Defense of Third Party Claims.

(a) In the event Purchaser seeks indemnity under this Section 6 in response to a claim or Proceeding, other than a Tax Contest under Section 7.4, by another Person that is not a party to this Agreement (a “Third Party Claim”), Purchaser shall give a Notice of Indemnification Claim to Seller within ten (10) days after Purchaser has received notice or otherwise learns of the assertion of such Third Party Claim, which Notice of Indemnification Claim will include with reasonable specificity the facts and circumstances constituting the basis for such Third Party Claim and the amount of the Damages claimed by the third party, in each case to the extent known to Purchaser, accompanied by reasonable supporting documentation submitted by such third party (to the extent then in the possession of Purchaser); provided, however, that no delay or deficiency on the part of Purchaser in so notifying Seller will relieve Seller of any indemnification obligation under this Agreement except and only to the extent such delay or deficiency materially prejudices or otherwise materially adversely affects the rights or defenses of Seller with respect thereto. The Seller will be entitled to participate in the defense thereof and, if it so chooses, assume control of the defense thereof with counsel of its choice by giving to the Purchaser written notice of its intention to assume control of the defense of such Third Party Claim within thirty (30) days after its receipt of notice of such claim; provided, however, that the Seller will not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal Proceeding, (ii) the Third Party Claim seeks an injunction or equitable relief against the Purchaser or its Affiliates or the Company or its Affiliates, (iii) the Seller fails to use diligent and good faith efforts in such defense, (iv) the Third Party Claim involves a claim for product liability, (v) the Purchaser or the Company is the party to be indemnified, and the Third Party Claim was brought by a Significant Customer or Significant Supplier of the Product or any component thereof, (vi) the assumption of the defense by Seller could cause any Purchaser Indemnified Party to lose coverage under the R&W Policy or (vii) if any Purchaser Indemnified Party or any insurer under the R&W Policy is required to assume the defense of such Third Party Claim pursuant to the R&W Policy (it being understood that clauses (vi) and (vii) shall only apply if the Third Party Claim may be satisfied with the R&W Policy). If the Seller duly assumes the defense of a Third Party Claim, the Purchaser will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its sole cost and expense, it being understood however that the Seller will control such defense. Provided further, the Purchaser will have the right to employ separate counsel at the Seller’s expense to participate in the defense of a Third Party Claim if the named parties to any such claim (including any impleaded parties) include both the Purchaser Indemnified Parties and Seller, and either party has been advised by outside counsel in writing that there is an actual conflict of interest between the Purchaser Indemnified Parties and the Seller that would make it inappropriate in the reasonable judgment of such outside counsel for the same counsel to represent both the Purchaser Indemnified Parties and the Seller or that there are legal defenses available to one of the parties that are different from or additional to those available to the other; provided that (A) the Purchaser will use diligent and good faith efforts in such defense and (B) the Seller will not, in connection with any such Third Party Claim, be liable for the fees and expenses of more than one separate counsel at any time for the Purchaser Indemnified Parties, except to the extent that local or regulatory counsel, in addition to its regular counsel, is required in order to effectively defend against such Third Party Claim.

(b) The Seller will not agree to any settlement of, or consent to the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that the consent of the Purchaser will not be required if the Seller agrees in writing to pay any amounts payable pursuant to such settlement or any Judgment and such settlement or Judgment includes a full, complete and unconditional release of the Purchaser Indemnified Parties from further liability. If the Seller assumes control over the defense of such Third Party Claim as provided in Section 6.5(a), then the Purchaser will not agree to any settlement of, or the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(c) If the Seller does not assume control over the defense of such Third Party Claim as provided in Section 6.5(a), then the Purchaser will have the right to defend, resolve, settle or compromise such Third Party Claim at the Seller’s sole cost and expense; provided that (i) the Purchaser will use diligent, reasonable and good faith efforts in its defense of such Third Party Claim, (ii) the Seller will not, in connection with any such Third Party Claim, be liable for the fees and expenses of more than one separate counsel at any time for the Purchaser Indemnified Parties, (iii) the Seller will have the right to participate in the defense of such Third Party Claim at the Seller’s sole cost and expense, it being understood that the Purchaser will control such defense, and (iv) the Seller will not be obligated to indemnify the Purchaser Indemnified Parties hereunder for any settlement entered into or any Judgment that was consented to without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

(d) In any event, the Purchaser Indemnified Parties and the Seller will fully cooperate with each other in connection with the defense or prosecution of any Third Party Claim, including (i) the retention, and the provision to the party in control of the defense or prosecution, of records and information that are reasonably relevant to such Third Party Claim, and (ii) the making available of employees, on a mutually convenient basis, for providing additional information and explanation of any material provided hereunder, in each case, as is reasonably required by the controlling party for the defense of such Third Party Claim.

6.6 Exclusivity. Subject to Section 1.5(f), Section 1.6(c), Section 1.7(f), Section 4.6(f), and Section 9.11, the remedies contained in this Section 6 and Section 7 are intended to provide the sole and exclusive remedy of Purchaser Indemnified Parties following the Closing as to all money damages for any action arising out of the subject matter of this Agreement, except in the case of Seller’s fraud.

6.7 Treatment of Indemnification Payments. The parties agree that any amount paid to Purchaser Indemnified Parties pursuant to this Section 6 or Section 7 shall be treated as a reduction in the consideration payable hereunder for Tax purposes unless otherwise required by Legal Requirements.

6.8 Materiality. Solely for purposes of determining the amount of Damages incurred in connection with any indemnification claims under this Section 6 with respect to representations and warranties (but not for purposes of determining whether or not a breach of representation or warranty has first occurred), all representations and warranties set forth herein that are qualified by reference to “material,” “materially,” “Company Material Adverse Effect” or any similar term or other qualifiers (collectively, “Materiality Qualifiers”) shall be deemed to have been made without giving effect to such Materiality Qualifiers.

6.9 Mitigation, Net Damages and Subrogation.

(a) In the event of any Damages that may give rise to an indemnification obligation hereunder, the Purchaser Indemnified Party shall take, and cause its Affiliates to take, all reasonable measures to mitigate the consequences of such Damages.

(b) The parties agree to use commercially reasonable efforts to obtain available recoveries from any third party insurer (including, with respect to Purchaser, from the insurer under the R&W Policy in respect of breaches of the representations and warranties made by Seller in Section 2 once the Purchaser Indemnified Parties have suffered Damages that are covered by the R&W Policy in an aggregate amount equal to the Retention Amount). The amount of any Damages suffered or incurred by any Purchaser Indemnified Party for which indemnification shall be available pursuant to this Section 6 shall be reduced by any insurance proceeds actually received from a third party insurer by a Purchaser Indemnified Party in connection with the matter giving rise to any such Damages (net of the amount of any direct out-of-pocket costs and expenses (including reasonable attorneys’ fees) of recovery or collection thereof and any applicable deductibles, retentions or similar costs or payments or increased premiums) (“Net Recoveries”). If a Purchaser Indemnified Party actually receives a Net Recovery with respect to any amount of Damages indemnifiable under this Section 6 after Seller has actually made a payment to such Purchaser Indemnified Party with respect to such Damages, such Purchaser Indemnified Party shall promptly pay over to Seller the amount, if any, that Seller would not have been required to pay to such Purchaser Indemnified Party if such Net Recovery had been received prior to such payment by Seller (or, if such amount was paid from the Indemnity Escrow Fund and the final date for release of the Indemnity Escrow Fund has not passed, to the Escrow Agent to be held with the balance of the Indemnity Escrow Fund in accordance with the Escrow Agreement). For the avoidance of doubt, any claim for indemnification under this Section 6 may be made prior to or concurrently with any efforts to obtain available recoveries from any third party insurer, and nothing in this Section 6.9(b) shall delay the time for making any indemnification payment under this Agreement.

(c) Upon making any payment to a Purchaser Indemnified Party in respect of any Damages, Seller will, to the extent of such payment, be subrogated to all rights of the Purchaser Indemnified Party against any third party in respect of the Damages to which such payment relates. Such Purchaser Indemnified Party and Seller will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

Section 7. TAX MATTERS

7.1 Liability and Indemnification for Taxes. Except to the extent treated as a liability in the calculation of Current Liabilities for purposes of determining the Acquisition Consideration, Seller shall indemnify the Company, Purchaser and its Affiliates and hold them harmless from and against (a) any Damages attributable to any breach of or inaccuracy in any representation or warranty made in Section 2.12; (b) any Damages attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Section 7; (c) all Taxes of the Company for all Pre-Closing Tax Periods; (d) all of Seller’s obligation for Transfer Taxes under Section 1.8; (e) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Legal Requirement; and (f) any and all Taxes of any Person imposed on the Company arising under the principles of transferee or successor liability or by Contract (other than Contracts entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes), relating to an event or transaction occurring before the Closing Date, in each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith; provided, however, that Seller shall have no indemnity obligations with respect to (i) any Taxes incurred with respect to any transaction not contemplated by this Agreement or outside the ordinary course of business on the Closing Date after the Closing, (ii) Transfer Taxes borne by Purchaser pursuant to Section 1.8 or (iii) any Taxes that arise out of or relate to a breach of the Purchaser’s breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Section 7.

7.2 Responsibility for Preparing and Filing Tax Returns.

(a) The Company shall, at the sole expense of the Company, prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by the Company after the Closing Date (a “Company Prepared Tax Return”). At least thirty (30) days prior to the date on which any Company Prepared Tax Return including any Pre-Closing Tax Period is required to be filed (taking into account any valid extensions), the Company shall submit such Company Prepared Tax Return and all related work papers to Seller for Seller’s review and comment. The parties shall attempt in good faith to resolve any disagreements regarding such Tax Returns; provided, however, that in the event the parties are unable to resolve all disagreements with respect to the Tax Returns at least fifteen (15) days prior to the due date (including extensions) for filing, any disagreements shall be resolved by the Independent Accounting Firm. The determination of the Independent Accounting Firm shall be final, conclusive and binding on the parties, and Purchaser shall prepare (or cause to be prepared) all such Tax Returns consistent therewith. If any dispute with respect to any such Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be timely filed in the manner which Purchaser deems correct. Upon resolution of all such items, the relevant Tax Return shall be adjusted (or amended, if necessary) to reflect such resolution and shall be binding upon the parties without further adjustment. The fees and expenses of the Independent Accounting Firm shall be shared equally by Seller and Purchaser. Except as otherwise required pursuant to this Agreement or applicable Legal Requirement, Purchaser shall prepare, or cause to be prepared, such Tax Returns in a manner consistent with the past practices of the Company. Seller shall remit to the Company an amount equal to any Taxes allocable to the Pre-Closing Tax Period shown as due on any such Company Prepared Tax Return not less than five (5) days prior to the date on which such Taxes are due, except to the extent any such amounts were taken into account as a liability in the calculation of Current Liabilities for purposes of determining the Acquisition Consideration.

7.3 Straddle Periods. In the case of Taxes that are payable for any Straddle Period, the portion of any such Taxes that is allocable to the Pre-Closing Tax Period shall be (i) in the case of any Taxes imposed on a periodic basis (such as real or personal property Taxes), deemed to be the amount of such Tax for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the Straddle Period, and (ii) in the case of Taxes not described in clause (i) (including any sales or use Taxes, value-added Taxes, employment Taxes, withholding Taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period), determined on a “closing of the books basis” by assuming that the books of the Company were closed as of the end of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two (2) taxable years or periods on a daily basis.

7.4 Tax Contests. Notwithstanding Section 6.5, this Section 7.4 will control with respect to any audit, examination, investigation, claim, litigation, dispute, controversy or other administrative or judicial proceeding related to Taxes of the Company (in each case other than Taxes that are related to Seller) (“Tax Contest”). If Purchaser receives notice of a Tax Contest with respect to the Company for a Pre-Closing Tax Period, then Purchaser will notify Seller in writing of such Tax Contest within ten (10) Business Days of receiving such notice;

provided, however, that no delay or deficiency on the part of Purchaser in so notifying Seller will relieve Seller of any liability under this Agreement except to the extent such delay or deficiency materially prejudices or otherwise materially adversely affects the rights of the Seller with respect thereto. Seller will have the right to control the conduct and resolution of such Tax Contest; provided, however, that Seller may decline to participate in such Tax Contest. If Seller controls the conduct of such Tax Contest, Purchaser at its own expense, shall have the right to participate in any such Tax Contest, including having the reasonable opportunity to review and comment before submitting any written materials prepared or furnished in connection with such Tax Contest and Seller shall incorporate in any such materials as actually filed all reasonable comments of Purchaser and Seller will not resolve such Tax Contest without Purchaser’s written consent, which consent will not be unreasonably withheld, conditioned or delayed. If Seller declines to control such Tax Contest, then Purchaser will have the right to control the conduct of such Tax Contest at Sellers’ expense; provided, however, that Purchaser will not resolve such Tax Contest without Seller’s written consent, which consent will not be unreasonably withheld, conditioned or delayed. Each of Seller and Purchaser shall keep the other party reasonably informed of the progress of all Tax Contests which such party controls and shall provide copies of all formal correspondence related to such Tax Contests. Notwithstanding the foregoing, in the case of a Tax Contest relating to Taxes of the Company for a Straddle Period, Purchaser shall control all Proceedings taken in connection with any such Tax Contest.

7.5 Cooperation on Tax Matters. In connection with the preparation of Tax Returns of, and the defense of Tax Contests involving, the Company for Pre-Closing Tax Periods, Purchaser and Seller will cooperate fully with each other, including the furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by the IRS or other Governmental Bodies as to the imposition of Taxes.

7.6 Refunds. Seller shall be entitled to the amount of any refund or credit of Taxes of the Company with respect to a Pre-Closing Tax Period (to the extent such Taxes were paid by the Company prior to the Closing or by Seller after the Closing), which refund or credit is actually recognized by Purchaser or its Subsidiaries (including the Company) after the Closing, net of any cost to Purchaser and its Affiliates attributable to the obtaining and receipt of such refund or credit, except to the extent such refund or credit arises as the result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date or such refund or credit was included as an asset in the calculation of Net Working Capital, as finally determined pursuant to Section 1.7. Purchaser shall pay, or cause to be paid, to Seller any amount to which Seller is entitled pursuant to the prior sentence within five (5) Business Days of the receipt or recognition of the applicable refund or credit by Purchaser or its Subsidiaries. To the extent requested by Seller, Purchaser will reasonably cooperate with Seller in obtaining such refund or credit, including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Governmental Body, Seller agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Governmental Body, to Purchaser.

7.7 Post-Closing Actions. Without Seller’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), unless required by applicable Legal Requirements or pursuant to a final settlement or resolution with any Governmental Body that is consented to by Seller (such consent not to be unreasonable withheld, conditioned or delayed), neither Purchaser, the Company nor any of their Affiliates shall amend any Tax Return, consent to the waiver or extension of the statute of limitations relating to Taxes of the Company, take any Tax position on any Tax Return, compromise or settle any Tax liability, or discuss, correspond or participate in any sponsored voluntary compliance, amnesty, self-correction or similar program, in each case if such action could have the effect of increasing the Tax liability or reducing any Tax asset of Seller or its Affiliates in respect of any Pre-Closing Tax Period.

Section 8. TERMINATION

8.1 Termination Events. At any time prior to the Closing, this Agreement may be terminated and the Transactions abandoned by authorized action taken by the terminating party:

(a) by mutual written consent by Purchaser and Seller;

(b) by either Purchaser or Seller, if the Closing shall not have occurred on or before February 28, 2020 or such other date that Purchaser and the Seller may agree upon in writing (the “Agreement Termination Date”); provided, however, that the right to terminate this Agreement under this clause (b) of Section 8.1 shall not be available to any party whose breach (or whose Affiliate’s breach) of this Agreement has resulted in the failure of the Closing to occur on or before the Agreement Termination Date;

(c) by either Purchaser or Seller, if any permanent injunction or other order of a Governmental Body of competent authority preventing the consummation of the Transactions shall have become final and nonappealable;

(d) by Purchaser, if Seller shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within thirty (30) days after receipt by Seller from Purchaser of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.2 to be satisfied; or

(e) by Seller, if Purchaser shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within 30 days after receipt by Purchaser from the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 5.1 or Section 5.3 to be satisfied.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, Seller, the Company or their respective officers, directors, managers, stockholders, members or Affiliates; provided, however, that (i) the provisions of Section 4.3, Section 4.6(c), Section 4.6(f), this Section 8.2, Section 9 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from liability in connection with any willful breach of such party’s representations, warranties, covenants or agreements contained herein.

Section 9. MISCELLANEOUS PROVISIONS

9.1 Expenses. Except as otherwise provided herein, each party shall pay all of its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other Representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated by this Agreement, the performance of its obligations hereunder and thereunder, and the consummation of the Transactions hereby and thereby.

9.2 Waiver.

(a) Except as expressly set forth in this Agreement, no failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 Entire Agreement; Counterparts; Exchanges by Electronic Delivery. This Agreement and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and provisions of this Agreement.

9.4 Applicable Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, as to all matters, including matters of validity, construction, effect, performance and remedies.

(b) Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal courts (or if such jurisdiction is not permitted by applicable laws, the state courts) located in Wilmington, Delaware, in connection with any matter based upon or arising out of this Agreement or the Transactions and agrees that process may be served upon it in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

(c) EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.5 Assignability; Third Party Rights.

(a) Subject to Section 9.5(b), this Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights or obligations of any party hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the other party’s prior written consent shall be void and of no effect. Notwithstanding the foregoing, the Purchaser may, without the consent of but upon prior written notice to Seller, assign this Agreement and any related agreement (i) to its Affiliates, (ii) to its lenders in connection with its grant of a security interest in its rights under this Agreement or in any related agreement in accordance with the terms of the security and collateral agreements with such lender, (iii) to any successor to all or substantially all of its business and assets, whether in a merger, consolidation, sale of stock, sale of all or substantially all of its assets or other similar transaction, and (iv) to a third party that acquires from Purchaser or the Company of all or substantially all of the assets related to the business of the Company from Purchaser or its Affiliates; provided that, in the case of clauses (i),

(iii) and (iv) or in the event of the assignment or transfer of the Intellectual Property covering or incorporated into the Product or the rights to sell or offer the Product, the assignee or transferee shall expressly assume, in a writing delivered to Seller, performance of such rights and/or obligations of Purchaser and its Affiliates hereunder.

(b) Except as set forth in this Agreement, nothing in this Agreement is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6 Disclosure Schedule. The Disclosure Schedule will be arranged to correspond to the representations and warranties in Section 2 of this Agreement, and the disclosure in any portion of the Disclosure Schedule shall qualify the corresponding provision in Section 2 and any other provision of Section 2 to which it is reasonably apparent from such disclosure that such disclosure relates. No reference to or disclosure of any item or other matter in this Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.

9.7 Delivered. The phrases “delivered,” “provided to”, “furnished” and “made available” and phrases of similar import when used herein, unless the context otherwise requires, means, with respect to any statement in Section 2 of this Agreement to the effect that any information, document or other material has been “delivered,” “provided to”, “furnished” or “made available” to Purchaser that such information, document, or material was (a) made available for review in the electronic data room set up by the Company in connection with the Transactions not less than two (2) Business Days before the execution of this Agreement or (b) actually delivered (whether by physical or electronic delivery) to Purchaser or its counsel not less than two (2) Business Days prior to the Closing.

9.8 Amendment. This Agreement may not be amended without the written approval of Purchaser and Seller.

9.9 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), one (1) Business Day after dispatch; (c) if sent by electronic mail or other electronic transmission before 5:00 p.m. on a Business Day, when transmitted and receipt is confirmed (including an acknowledgement generated automatically by an electronic transmission device); (d) if sent by electronic mail or other electronic transmission after 5:00 p.m. or on a day other than a Business Day and receipt is confirmed (including an acknowledgement generated automatically by an electronic transmission device), on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Purchaser:

Medexus Pharma, Inc.

29 North Wacker Drive

Suite 704

Chicago, IL 60606

Attention: Terri Shoemaker

Email: terri.shoemaker@medexus.com

with a copy (which shall not constitute notice) to each of:

Medexus Pharmaceuticals Inc.

225-1 Place du Commerce

Verdun, Quebec H3E 1A2

Attention: Ken d’Entremont

Email: ken.dentremont@medexus.com

Medexus Pharmaceuticals Inc.

225-1 Place du Commerce

Verdun, Quebec H3E 1A2

Attention: Roland Boivin

Email: roland.boivin@medexus.com

Munsch Hardt Kopf & Harr, P.C.

500 N. Akard Street

Suite 3800

Dallas, TX 75201

Attention: A. Michael Hainsfurther

Email: mhainsfurther@munsch.com

if to Seller:

Aptevo Therapeutics Inc.

2401-4th Avenue, Suite 1050

Seattle, WA 98121

Attention: General Counsel

Email: mitchells@aptevo.com

with a copy (which shall not constitute notice) to each of:

Cooley LLP

1700 Seventh Avenue

Suite 1900

Seattle, WA 98101-1355

Attention: Alan Hambelton

Email: ahambelton@cooley.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final Judgment of a court of competent jurisdiction or arbitrator declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court or arbitrator making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court or arbitrator does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to an injunction or injunctions or other equitable relief (without posting a bond) to prevent breaches of the provisions hereof and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(d) The bold-faced headings set forth in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(e) Unless otherwise specified, all dollar amounts referenced in this Agreement are expressed in United States dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

MEDEXUS PHARMA, INC.

By:	/s/ Mary Teresa Shoemaker
Name:	Mary Teresa Shoemaker
Title:	President & CEO

APTEVO THERAPEUTICS INC.

By:	/s/ Marvin White
Name:	Marvin White
Title:	Chief Executive Officer

LLC Purchase Agreement Signature Page

INDEX OF EXHIBITS

Exhibit A	Certain Definitions

INDEX OF SCHEDULES

Disclosure Schedule

Part 2.1(c):	Authorized Jurisdictions (where qualified to do business)
Part 2.3:	Financial Statements
Part 2.4:	Absence of Changes
Part 2.5(b):	Absence of Certain Liabilities
Part 2.6(b):	Inventory
Part 2.8(a):	Registered IP
Part 2.8(b):	Inbound Licenses and IP Rights
Part 2.8(c):	Outbound Licenses and IP Rights
Part 2.8(d):	Company IP Contracts not in standard form
Part 2.8(e):	Ownership and Breaches
Part 2.8(f):	IP Claims
Part 2.8(j):	Information Security Breaches
Part 2.9(a):	Company Significant Contracts
Part 2.9(b):	Company Significant Contracts requiring consent for its transfer
Part 2.10:	Compliance with Laws
Part 2.11:	Permits, approvals, licenses and registrations
Part 2.12:	Tax Matters
Part 2.13(c):	Employees, independent contractors and leased employees
Part 2.13(d):	Severance compensation
Part 2.13(e):	Employee Benefit Plans
Part 2.13(g):	Employees with restricted activities
Part 2.14(a):	Regulatory Licenses
Part 2.14(e):	Product recalls, suspension, discontinuance
Part 2.16(b):	Registrations
Part 2.16(c):	Notification of violation of Governmental Authorization or Registration
Part 2.17:	Affiliate Agreements
Part 2.20:	Insurance
Part 2.21:	Significant Customers or Distributors
Part 2.22:	Significant Suppliers
Part 2.23:	Product Liability
Part 2.26:	Product Complaints

Schedule 1.7(a)	Form of Preliminary Closing Statement
Schedule 4.1	Conduct of the business of the Company
Schedule 4.7	Selected Employees
Schedule 5.2(d)	Required Consents and Approvals
Schedule 5.2(f)	Continuing Affiliate Agreements
Schedule 5.2(h)(v)	Books and Records to be Delivered at Closing

INDEX OF EXHIBITS AND SCHEDULES

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Consideration” shall mean (a) the Upfront Amount plus (b) Cash as of the Closing minus (c) the amount of Company Indebtedness as of the Closing plus (d) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital minus (e) the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital minus (f) the Transaction Expenses Amount; provided, that for solely purposes of calculating the estimated Closing Consideration in order to determine the payment under Section 1.2(a)(v), the amount set forth in clause (e) (i.e., the amount, if any, by which the estimated Net Working Capital as shown in the Preliminary Closing Statement is less than the Target Net Working Capital (the “Estimated Net Working Capital Shortfall”)) shall equal zero unless the Estimated Net Working Capital Shortfall is more than five hundred thousand dollars ($500,000), in which case the amount in clause (e) shall equal the amount by which the Net Working Capital is less than the Target Net Working Capital Bottom Collar.

“Acquisition Transaction” shall mean any transaction involving:

(a) the sale, license, disposition or acquisition of all or a material portion of the Company’s business, equity or assets; or

(b) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Affiliate” when used with respect to any specified Person, shall mean any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Affiliate Agreements” shall have the meaning set forth in Section 2.17 of the Agreement.

“Aggregate Distribution Amount” shall have the meaning set forth in Section 6.4(g) of the Agreement.

“Aggregate Indemnity Escrow Balance” shall have the meaning set forth in Section 6.4(g) of the Agreement.

“Aggregate Pending Claim Amount” shall have the meaning set forth in Section 6.4(g) of the Agreement.

“Agreed Amount” shall have the meaning set forth in Section 6.4(b) of the Agreement.

“Agreement” shall mean the LLC Purchase Agreement to which this Exhibit A is attached.

Exhibit A – Page 1

“Agreement Termination Date” shall have the meaning set forth in Section 8.1(b) of the Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 1.9 of the Agreement.

“Average Sales Rate” shall mean the average monthly sales volume of the Product during the latest three (3) full calendar months prior to the Closing Date.

“Balance Sheet Date” shall have the meaning set forth in Section 2.3 of the Agreement.

“Biosimilar Product” shall mean on a country-by-country basis, any biologic product that is determined by the FDA to be highly similar to and have no clinically meaningful differences from the Product, as set forth at 42 USC 262(k)(4) (or any foreign regulatory authority and corresponding foreign applicable law).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Legal Requirement to be closed in Seattle, Washington.

“Cash” shall mean cash, cash equivalents and marketable securities of the Company.

“Claimed Amount” shall have the meaning set forth in Section 6.4(a) of the Agreement.

“Closing” shall have the meaning set forth in Section 1.3 of the Agreement.

“Closing Consideration” shall mean (a) the Acquisition Consideration minus (b) the Indemnity Escrow Amount minus (c) the Working Capital Escrow Amount. For the avoidance of doubt, (x) the reference to “estimated Closing Consideration” in Section 1.2(a)(v) and Section 1.7(a)(v) of the Agreement shall mean the estimated Closing Consideration determined after giving effect to the proviso to the definition of the term “Acquisition Consideration,” and (y) all other references to the “estimated Closing Consideration” in the Agreement shall mean the estimated Closing Consideration determined without giving effect to such proviso.

“Closing Date” shall have the meaning set forth in Section 1.3 of the Agreement.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 1.7(b) of the Agreement.

“Closing Statement” shall have the meaning set forth in Section 1.7(b) of the Agreement.

“Closing Statement Dispute Notice” shall have the meaning set forth in Section 1.7(c) of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

Exhibit A – Page 2

“Commercial Sale” shall mean the transfer or sale by the Company or its Affiliates or Sublicensees, whether at retail, wholesale or otherwise, of the Product in the United States or Canada (provided that solely for purposes of Section 1.6, transfers or sales outside the United States and Canada shall be included) to any third party in such country, other than (i) any transfer to a third party of any samples of the Product, (ii) any disposition of the Product for compassionate use or humanitarian aid and/or for clinical studies or clinical trial purposes, or (iii) transfers of the Product among the Company, its Affiliates and its Sublicensees or among one or more of them in circumstances where a subsequent sale by the transferee or its transferee will constitute a Commercial Sale. Notwithstanding anything herein to the contrary, the transfer of Product by the Company or any of its Affiliates or Sublicensees to another Affiliate or Sublicensee of the Company shall not be considered a sale for purposes of this definition or included in the calculation of Commercial Sales; in such cases, Commercial Sales shall be determined based on the amounts earned and recognized by such Affiliate or Sublicensee in accordance with IFRS or GAAP, as used by the Company, its Affiliate or Sublicensee, as applicable, from time to time, for sales of the Product to its third party customers.

“Company” shall have the meaning set forth in the Recitals of the Agreement.

“Company Balance Sheet” shall have the meaning set forth in Section 2.3 of the Agreement.

“Company Financial Statements” shall have the meaning set forth in Section 2.3 of the Agreement.

“Company Indebtedness” shall mean all Indebtedness of the Company including all outstanding amounts due under the Credit Agreement.

“Company IP” shall mean all Intellectual Property owned by the Company.

“Company IP Contract” shall mean each Contract which provides for the transfer or license of any Intellectual Property to or from the Company, but solely to the extent that such transfer or license is exercisable as of the Closing or any time thereafter.

“Company Licensed IP” shall mean all Intellectual Property the Company has acquired or hereinafter acquires the right to use and enjoy by virtue of any form of license.

“Company Material Adverse Effect” shall mean any material adverse effect on the business or condition, financial or otherwise, of the Company; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse effect arising from or attributable or relating to: (i) conditions affecting (A) the industries in which the Company operates or participates, or (B) the U.S. or global economy or financial markets; (ii) the legal, accounting, investment banking or other fees or expenses incurred (A) in connection with the Transactions, and (B) in connection with the process of the sale of the Company; (iii) the execution, delivery or announcement of the Agreement or the announcement, pendency or anticipated consummation of the Transactions; (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (v) any event, occurrence, development or state of circumstances disclosed in or incorporated by reference in the Disclosure Schedule; (vi) the taking of any action or failure to act contemplated by this Agreement or with the written consent of Purchaser; or (vii) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other

Exhibit A – Page 3

measures of financial or operating performance for any period; provided, however, that any change, condition, or event referred to in clauses (i), or (iv) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent that such change, condition, or event had a disproportionate effect on the Company compared with other companies in the pharmaceutical business.

“Company Prepared Tax Return” shall have the meaning set forth in Section 7.2(a) of the Agreement.

“Company Significant Contract” shall have the meaning set forth in Section 2.9 of the Agreement.

“Competitive Product” shall mean any pharmaceutical product that has the same indication as that of the Product.

“Computer Software” shall mean computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all corrections, updates, new releases and new versions, translations, modifications, updates, upgrades, substitutions, replacements and other changes to the foregoing.

“Confidentiality Agreement” shall mean that certain confidentiality agreement, dated September 10, 2019 between Purchaser and Seller.

“Contested Amount” shall have the meaning set forth in Section 6.4(b) of the Agreement.

“Continuing Employee” shall mean an individual who is employed by the Company or any of its Subsidiaries immediately after the Closing.

“Contract” shall mean any agreement, lease, sublease, other occupancy agreement, contract, note, mortgage, indenture or other legally binding obligation or commitment, written or oral.

“Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The term “Controlled” shall have a correlative meaning.

“Credit Agreement” shall have the meaning set forth in Section 5.2(e) of the Agreement.

“Current Assets” shall mean current assets of the Company as of the Closing, excluding Cash, as determined in accordance with GAAP, consistently applied, in accordance with the Company’s past practices. For purposes of calculation of Current Assets, Inventory shall not include, and no value shall be given to (x) finished Product that as of the Closing Date (i) does not have a shelf life of at least twelve (12) months as of the Closing or (ii) exceeds, as of the Closing Date, an amount of the Product equal to nine (9) times the Average Sales Rate or (y) in

Exhibit A – Page 4

the case of work in process and other raw materials, components and labeling or packaging materials (i) is not suitable as of the Closing Date for production of finished Product that would have a shelf life of at least twenty-four (24) months from production if, after the Closing, the Product were produced at a monthly rate equal to the Average Sales Rate or (ii) exceeds, as of the Closing Date the amount of such item necessary to produce an amount of finished Product equal to nine (9) times the Average Sales Rate; provided, however, for purposes of calculating Current Assets, Inventory shall include all soy on hand.

“Current Liabilities” shall mean the current liabilities of the Company as of the Closing, determined in accordance with GAAP, consistently applied, in accordance with the Company’s past practices; provided, however, that Current Liabilities shall include, solely for purposes of calculating Closing Consideration pursuant to Section 1.7(b), all penalties, interest and other charges incurred by the Company as a result of the failure to pay any accounts payable when due prior to the Closing that remain outstanding after Purchaser has notified Seller of any such charges and Seller has had a reasonable opportunity to discuss such charges with the applicable vendor imposing such charges; and provided, further, that Current Liabilities shall exclude Company Indebtedness and Transaction Expenses.

“Damages” shall mean losses or damages including reasonable and documented attorneys’ fees and the costs of pursuing any right to indemnification hereunder, but excluding any exemplary or punitive damages (except to the extent such damages are claimed against or recovered from Purchaser in connection with a Third Party Claim); provided, however, that for purposes of computing the amount of Damages incurred or paid by a Person, there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements that are actually received by such Person in connection with such Damages or the circumstances giving rise thereto.

“Deductible” shall have the meaning set forth in Section 6.3(b) of the Agreement.

“Deferred Payment” shall have the meaning set forth in Section 1.5 of the Agreement.

“Deferred Payment Calculation Certificate” shall have the meaning set forth in Section 1.5(c) of the Agreement.

“Deferred Payment Calculation Dispute Notice” shall have the meaning set forth in Section 1.5(d)(i)(2) of the Agreement.

“Deferred Payment Calculation Notice” shall have the meaning set forth in Section 1.5(c) of the Agreement.

“Deferred Payment Period” shall mean each three (3) month period ending March 31, June 30, September 30, and December 31 of each year, provided that the first Deferred Payment Period shall commence on the Closing Date and end on June 30, 2020.

“Deferred Payment Termination Date” shall have the meaning set forth in Section 1.5(a) of the Agreement.

Exhibit A – Page 5

“Disclosure Schedule” shall mean the Disclosure Schedule that has been prepared by Seller in accordance with Section 9.6 of the Agreement and that has been delivered by Seller to Purchaser on the date of the Agreement.

“Disputed Calculation” shall have the meaning set forth in Section 1.5(d)(i)(2) of the Agreement.

“Disrupting Event” shall mean with respect to the Product and a country, the launch of a Biosimilar Product in the country that leads to a sustained decrease in the sales price of the Product in such country of ten percent (10%) or more commencing within twelve (12) months after Biosimilar Product launch and lasting for at least three (3) consecutive calendar quarters. The Disrupting Event shall be deemed to occur on the date such sales price decrease first occurs for the Product in such country.

“Effective Time” shall mean 12:01 a.m. (Seattle, Washington time) on the Closing Date.

“Employee Benefit Plans” shall have the meaning set forth in Section 2.13(e) of the Agreement.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance.

“Environmental Law” shall mean all Legal Requirements concerning pollution or protection of the environment or human health and safety (as it relates to exposure to Hazardous Substances), including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean Citibank N.A.

“Escrow Agreement” shall mean the escrow agreement, by and among Purchaser, Seller and the Escrow Agent, in the form attached hereto as Exhibit B.

“Excess Amount” shall have the meaning set forth in Section 1.7(e).

“Excess Indemnity Escrow Amount” shall have the meaning set forth in Section 6.4(h).

“Excess Working Capital Funds” shall have the meaning set forth in Section 1.7(f).

“FDA” shall mean the United States Food and Drug Administration.

“Fundamental Representations” shall mean those representations set forth in Sections 2.1, 2.2(a), 2.2(b), 2.5(b), 2.8(e), 2.12, and 2.19(a), 2.19(b)(i), 2.19(b)(ii)(A) and 2.19(b)(ii)(C) of the Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States.

Exhibit A – Page 6

“Governmental Authorization” shall mean, other than a Registration, any approval, consent, ratification, waiver, license, permit, registration or other authorization issued or granted by any Governmental Body which relates to the Company’s business.

“Governmental Body” shall mean any (a) nation, region, state, provincial, county, city, town, village, district or other jurisdiction, (b) federal, state, provincial, local, municipal, foreign or other government, (c) governmental or quasi-Governmental Body of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization exercising judicial, legislative or regulatory power or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of any federal, state, provincial local, municipal, foreign or other government.

“Gross Sales” shall mean the gross amount invoiced or otherwise recorded for Commercial Sale of the Product determined in accordance with IFRS or GAAP, as used by Purchaser, its Affiliates or Sublicensees, as applicable, from time to time.

“Hazardous Substance” shall mean any pollutant, contaminant, chemical, substance, material or waste that is regulated by any Governmental Body, including any pollutant, contaminant, chemical, material, substance or waste that is defined as a “solid waste,” “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “special waste,” “contaminant,” “toxic waste,” or “toxic substance” under any provision of applicable Environmental Law, and also including petroleum and petroleum products, asbestos and asbestos-containing materials, and polychlorinated biphenyls.

“Healthcare Regulatory Authority” shall mean any Governmental Body with jurisdiction over (a) the development, marketing, labeling, packaging, sale, import, export, use, handling and control, safety, efficacy, reliability, manufacturing, approval, or licensing of any drug, device or combination drug/device product, (b) federal healthcare programs under which such drugs, devices and combination drug/device products are purchased or reimbursed or (c) the protection of personal health information, including the FDA.

“HIPAA” shall have the meaning set forth in Section 2.14(b) of the Agreement.

“IFRS” shall mean the International Financial Reporting Standards as used by Medexus Pharmaceuticals Inc. in the preparation of its audited financial statements.

“Indebtedness” shall mean, as applied to any Person: (a) all indebtedness for borrowed money, whether current or long-term or secured or unsecured; (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien; (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee; (f) any outstanding liability in respect of bankers’ acceptances or letters of credit, including any reimbursement obligations with respect thereto; (g) all interest,

Exhibit A – Page 7

fees, and other expenses, including any prepayment premiums, accrued or owed as of the Closing Date with respect to indebtedness described in the foregoing clauses; and (h) all indebtedness referred to in the foregoing clauses of another Person that is directed or indirectly guaranteed by such Person or as to which such Person is otherwise liable or has assured a creditor against any loss.

“Indebtedness Payoff Amount” shall mean the amount of Company Indebtedness to be paid at the Closing, as mutually determined by Purchaser and the Company (each acting reasonably), and the aggregate amount of cash required to pay and discharge in full on the Closing Date all such Company Indebtedness, including accrued and unpaid interest, prepayment penalties or fees and other unpaid fees and expenses payable in respect of such Company Indebtedness through the Closing Date.

“Indemnification Claim” shall have the meaning set forth in Section 6.4(a) of the Agreement.

“Indemnity Escrow Amount” shall mean the amount of the Deductible.

“Indemnity Escrow Fund” shall mean the Indemnity Escrow Fund established pursuant to the Escrow Agreement for the purpose of satisfying claims brought pursuant to Section 6 in accordance with the terms set forth in the Agreement and the Escrow Agreement.

“Independent Accounting Firm” shall mean a nationally recognized accounting firm on which Purchaser and Seller mutually agree.

“Inspiration” shall have the meaning set forth in Section 1.5(b).

“Insurance Policies” shall have the meaning set forth in Section 2.20 of the Agreement.

“Intellectual Property” shall mean collectively any of the following and all rights arising out of or associated therewith: (a) Patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations, and continuations-in-part thereof; (b) inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data, and customer lists, including documentation relating to any of the foregoing; (c) Copyrights, Copyright registrations, and applications therefor; (d) new drug applications; (e) internet uniform resource locators, domain names, social media accounts, trade names, logos, slogans, designs, common law Trademarks and service marks, Trademark and service mark registrations and applications therefor; (f) databases and data collections; (g) moral and economic rights of authors and inventors, however denominated; (h) goodwill related to the Product contributed to the Company and (i) similar or equivalent rights to any of the foregoing.

“Inventory” shall mean all finished Product inventory, work in process, raw materials, components, labeling or packaging materials and marketing materials, including any prepaid amounts.

“IRS” shall mean the United States Internal Revenue Service.

Exhibit A – Page 8

“IT Systems” shall mean any information technology systems used in connection with the operation of the business of the Company, including any software and any servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment.

“IXINITY Royalty Decrease” shall have the meaning set forth in Section 1.5(b).

“Judgment” shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Knowledge,” whether of the Company, of Seller or of the Company and/or Seller (which phrases shall be interchangeable), of any particular matter shall mean the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Vice President, Commercial Operations and General Counsel of the Company, of Seller or of the Company and/or Seller, as applicable, after diligent and reasonable inquiry of such individual’s direct reports with respect to the matter in question.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Materiality Qualifiers” shall have the meaning set forth in Section 6.8 of the Agreement.

“Membership Interests” shall have the meaning set forth in the Recitals of the Agreement.

“MidCap Surviving Obligations” means the “Surviving Obligations” as defined in the payoff letter received from MidCap Financial Trust pertaining to the Indebtedness under the Credit Agreement and delivered by Seller pursuant to Section 5.2(e).

“Milestone Payment” shall have the meaning set forth in Section 1.6(a) of the Agreement.

“Milestone Sales Calculation Notice” shall have the meaning set forth in Section 1.6(a)(iii)(1) of the Agreement.

“Milestone Sales Dispute Notice” shall have the meaning set forth in Section 1.6(a)(iii)(3) of the Agreement.

“Milestone Sales Payment” shall have the meaning set forth on Section 1.6(a)(iii) of the Agreement.

“Minimum Claim Amount” shall have the meaning set forth in Section 6.3(a) of the Agreement.

“Minimum TSA Dollar Amount” shall mean, if applicable, the Estimated Net Working Capital Shortfall; provided, however, that if the Estimated Net Working Capital Shortfall exceeds five hundred thousand dollars ($500,000), the “Minimum TSA Dollar Amount” shall equal five hundred thousand dollars ($500,000).

Exhibit A – Page 9

“Net Recovery” shall have the meaning set forth in Section 6.9(b) of the Agreement.

“Net Sales” shall mean, with respect to the Product, Gross Sales less the sum of the following in connection with such Gross Sales, determined in accordance with IFRS or GAAP, as used by the Company, its Affiliates or Sublicensees, as applicable, from time to time:

(a) normal and customary trade, cash and quantity or similar allowances and discounts actually granted;

(b) sales Taxes, excise Taxes, value added Taxes, use Taxes, import/export Taxes, customs, duties, tariffs and any use or turnover Taxes imposed by any Governmental Body upon the sale of the Product that are required to be paid to a Governmental Body and included in Gross Sales;

(c) customary transportation, shipping, freight, and handling charges, including insurance, and packing costs to the extent actually incurred and included in Gross Sales;

(d) credits, price adjustments or allowances for actual returns of the Product for any reason, including expiry, damage or rejection;

(e) customary rebates, copay assistance, specialty pharmacy and wholesaler fees, chargebacks, discounts, fees and other amounts actually paid or credited to group purchasing organizations, managed health care organizations, wholesalers, pharmacy benefit managers or other similar organizations or to federal, state/provincial, local and other governments, including their agencies or to trade customers, including under Medicaid, Medicare or other governmental special medical assistance programs; and

(f) amounts repaid, credited or lost by reason of rejections, damages, recalls, return of goods or because of retroactive price adjustments.

“Net Working Capital” shall mean Current Assets, plus the amount of VAT receivables as of the Closing included as a long term asset in general ledger account 193900, minus Current Liabilities.

“New Plans” shall have the meaning set forth in Section 4.7 of the Agreement.

“Non-Compete Period” shall have the meaning set forth in Section 4.6 of the Agreement.

“Notice of Indemnification Claim” shall have the meaning set forth in Section 6.4(a) of the Agreement.

“Other Seller Representations” shall mean the representations and warranties of Seller set forth in Section 2, other than the Fundamental Representations.

Exhibit A – Page 10

“Patents” shall mean patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other action by a Governmental Body which provides rights beyond the original expiration date of any of the foregoing.

“Permitted Encumbrances” shall have the meaning set forth in Section 2.6 of the Agreement.

“Person” shall mean any individual, entity or Governmental Body.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date and, with respect to any Straddle Period, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Period” shall have the meaning set forth in Section 4.1 of the Agreement.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Preliminary Closing Statement” shall have the meaning set forth in Section 1.7(a) of the Agreement.

“Prior IXINITY Call Plan” shall have the meaning set forth in Section 1.6(c) of the Agreement.

“Proceeding” shall mean a suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action.

“Product” shall mean IXINITY (coagulation factor IX (recombinant)), a medicine used to replace a clotting factor that is missing in adults and children with hemophilia B; provided that, for purposes of Sections 1.5, 1.6, 2.14, and 2.16, the Product shall mean IXINITY (coagulation factor IX (recombinant)) (or as sold under a different brand name, for example, outside the United States) whether or not sold together with an injector system as a single product to replace a clotting factor that is missing in adults and children with hemophilia B.

“Purchaser” shall have the meaning set forth in the Preamble of the Agreement.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 6.2 of the Agreement.

“R&W Policy” shall mean that certain Buyer-Side Representations and Warranties Insurance Policy (Policy No. 107099594) with a Ten Million Dollar ($10,000,000) limit of liability underwritten by ASQ Underwriting with respect to the representations and warranties and indemnities of Seller under this Agreement, insuring Purchaser as the named insured.

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“Registered IP” shall mean all Intellectual Property that is registered, filed, issued or granted under the authority of, with or by any Governmental Body, including all Patents, registered copyrights, registered trademarks, domain names and all applications for any of the foregoing.

“Registrations” shall mean authorizations, clearances or approvals issued by any Healthcare Regulatory Authority (including for new drug applications, premarket approval applications, premarket notifications, investigational new drug applications, investigational device exemptions applications, manufacturing sites, pricing, reimbursement, and labeling ) held by the Seller or the Company as of the Closing, related to the Company’s business.

“Regulatory Licenses” shall have the meaning set forth in Section 2.14(a) of the Agreement.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance into the indoor or outdoor environment, including the movement of any Hazardous Substance through the air, soil, surface water or groundwater.

“Released Parties” shall have the meaning set forth in Section 4.10 of the Agreement.

“Releasing Parties” shall have the meaning set forth in Section 4.10 of the Agreement.

“Representation Termination Date” shall have the meaning set forth in Section 6.1 of the Agreement.

“Representatives” shall mean, with respect to a Person, such Person’s legal, financial, internal and independent accounting and other advisors and representatives.

“Response Notice” shall have the meaning set forth in Section 6.4(b) of the Agreement.

“Restrictive Covenants” shall mean those covenants set forth in Sections 4.6(a), 4.6(b) and 4.6(c) of the Agreement.

“Retention Amount” shall mean three hundred twenty-five thousand dollars ($325,000).

“Seller” shall have the meaning set forth in the Preamble of the Agreement.

“Seller Certificate” shall have the meaning set forth in Section 5.2(g) of the Agreement.

“Seller Released Inventory” shall mean Inventory that has been formally released for use by Seller quality personnel.

“Shortfall Amount” shall have the meaning set forth in Section 1.7(f) of the Agreement.

“Significant Customers or Distributors” shall have the meaning set forth in Section 2.21 of the Agreement.

“Significant Suppliers” shall have the meaning set forth in Section 2.22 of the Agreement.

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“Stipulated Amount” shall have the meaning set forth in Section 6.4(e) of the Agreement.

“Straddle Period” shall mean any taxable period beginning on or prior to and ending after the Closing Date.

“Subject Deferred Payments” shall have the meaning set forth in Section 1.5(c) of the Agreement.

“Sublicensee” shall mean any third party to whom the Company or any of its Affiliates has granted (a) a license or sublicense that covers the Product (excluding distributors who purchase the Product from the Company, its Affiliates or its Sublicensees solely in order to distribute or sell such Product, without the right to co-market or co-promote the Product), or (b) the right to distribute or sell the Product, if such third party is obligated to make payments to the Company or any of its Affiliates on the basis of a percentage of sales of the Product by such third party (and is not an individual person who is a sales representative of the Company or any of its Affiliates) or has the right to co-market or co-promote the Product in its distribution territory.

“Subsidiaries”, when used with respect to any party hereto, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party.

“Target Net Working Capital” shall mean nine million five hundred thousand dollars ($9,500,000).

“Target Net Working Capital Bottom Collar” shall mean nine million dollars ($9,000,000).

“Tax” or “Taxes” shall mean any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, value added tax, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, municipal tax, municipal surcharge premium, property, environmental or windfall profit tax, custom duty, tariff, premium, capital stock, social security, VAT, unemployment, disability, real property, personal property, registration, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign).

“Tax Contest” shall have the meaning set forth in Section 7.4 of the Agreement.

“Tax Return” shall mean any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

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“Third Party Claim” shall have the meaning set forth in Section 6.5 of the Agreement.

“Transaction Documents” shall mean this Agreement the Escrow Agreement, the Trademark License Agreement, the Transition Services Agreement, the Confidentiality Agreement, the certificates to be delivered pursuant to this Agreement and the other agreements, instruments or certificates entered into by Seller and Purchaser in connection with the consummation of the Transactions.

“Transaction Expenses” shall mean, without duplication, (a) the aggregate amount of all fees, costs and expenses incurred or payable by or on behalf of the Company to the extent not actually paid before the Effective Time, in each case, relating to the sale of the Company and all activities in connection therewith, including (a) third-party legal counsel, accounting, consulting, investment banking, brokers’ and finders’ and other similar third-party fees, costs and expenses; (b) fifty percent (50%) of the fees of the Escrow Agent; (c) fifty percent (50%) the premium related to binding the R&W Policy in the amount of three hundred thirty-three thousand three hundred forty-six dollars and twenty-five cents ($333,346.25); and (d) fifty percent (50%) of the underwriting and counsel fees of thirty-five thousand dollars ($35,000). For the avoidance of doubt, the fees of the Escrow Agent, the premium for the R&W Policy in the amount of three hundred thirty-three thousand three hundred forty-six dollars and twenty-five cents ($333,346.25) and the underwriting and counsel fees of thirty-five thousand dollars ($35,000) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

“Transaction Expenses Amount” the aggregate amount of cash required to pay and discharge in full on the Closing Date all fees, costs and expenses related to the Transaction Expenses.

“Transactions” shall mean the sale by Seller of the Membership Interests to Purchaser and the other transactions contemplated by the Agreement and the related agreements referenced herein.

“Transfer Taxes” shall have the meaning set forth in Section 1.8 of the Agreement.

“UNC” has the meaning set forth in Section 1.5(b) of the Agreement.

“Unresolved Indemnity Escrow Claim” shall have the meaning set forth in Section 6.4(g) of the Agreement.

“Upfront Amount” shall mean $30 million.

“VAT” shall mean any value-added Tax, goods and services Tax or similar Tax.

“Working Capital Escrow Amount” shall mean $750,000.

“Working Capital Escrow Fund” shall mean the Working Capital Escrow Fund established pursuant to the Escrow Agreement for the purpose of satisfying adjustments made pursuant to Section 1.7 in accordance with the terms set forth in the Agreement and the Escrow Agreement.

“Year-End Deferred Payment” shall have the meaning set forth in Section 1.5(c) of the Agreement.

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“Year-End Deferred Payment Calculation” shall have the meaning set forth in Section 1.5(c) of the Agreement.

“Year-End Deferred Payment Period” shall have the meaning set forth in Section 1.5(c) of the Agreement.

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